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CONFORMED COPY                                                      Exhibit 99.1

                         AMENDMENT AND RESTATEMENT DEED

                              DATED 10 AUGUST 2006

                                     BETWEEN

                                (amongst others)

                             ACERGY TREASURY LIMITED

                                       and

                                DNB NOR BANK ASA

                                 acting as Agent

    relating to a US$350,000,000 Multicurrency Revolving Credit and Guarantee
                               Facility Agreement

                              dated 8 November 2004

                             [LOGO OF ALLEN & OVERY]

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

                                    CONTENTS

CLAUSE                                                                      PAGE

1.   Interpretation............................................................1
2.   Amendments................................................................2
3.   Representations...........................................................2
4.   Fees......................................................................2
5.   Consents..................................................................2
6.   Miscellaneous.............................................................3
7.   Governing law.............................................................3

SCHEDULES

1.   Conditions precedent documents............................................4
2.   Restated Credit Agreement.................................................6

Signatories...................................................................96

THIS AMENDMENT AND RESTATEMENT DEED is dated 10 August 2006

BETWEEN:

(1) ACERGY TREASURY LIMITED (formerly known as Seaway (UK) Limited) (registered in England and Wales with number 00974791) (the Borrower);

(2) ACERGY S.A., a public limited liability company (societe anonyme) incorporated under the laws of the Grand Duchy of Luxembourg with its registered office at 26, rue de Louvigny, L-1946 Luxembourg and registered with the Luxembourg trade and companies register under number B.43172 as guarantor (the Guarantor);

(3) DNB NOR BANK ASA, ING BANK N.V., NIBC BANK N.V. and NATEXIS BANQUES POPULAIRES as mandated lead arrangers (whether acting individually or together, the Mandated Lead Arranger);

(4) DNB NOR BANK ASA, ING BANK N.V., NIBC BANK N.V., NATEXIS BANQUES POPULAIRES, BARCLAYS BANK PLC, CALYON, SKANDINAVISKA ENSKILDA BANKEN AB and BAYERISCHE HYPO- UND VEREINSBANK AG as lenders (the Original Lenders);

(5)   DNB NOR BANK ASA as agent of the other Finance Parties (the Agent);

(6) DNB NOR BANK ASA as security trustee of the Beneficiaries (the Security Trustee); and

(7)   DNB NOR BANK ASA as issuing bank (the Issuing Bank).

BACKGROUND

(A) This Deed is supplemental to and amends a multicurrency revolving credit and guarantee facility agreement dated 8 November 2004 between, among others, the Borrower and the Agent (the Credit Agreement).

(B) The Banks (as defined in the Credit Agreement) have consented to the amendments to the Credit Agreement contemplated by this Deed.

(C) It is intended that this document takes effect as a Deed not withstanding that a party may only execute it under hand.

IT IS AGREED as follows:

1.    INTERPRETATION

1.1   Definitions

(a)   In this Deed:

      Beneficiaries has the meaning given to that term in the Credit Agreement.

      DPP means the deed of proceeds, priorities and subordination dated 9 November 2004 between the Beneficiaries and the Obligors (as defined in the Credit Agreement).

      Effective Date means 10 August 2006 or such other date as the Borrower and the Agent may agree.

      Facility Secured Property has the meaning given to that term in the Credit Agreement.

      Restated Credit Agreement means the Credit Agreement as amended and restated by this Deed.

      Shared Security Property has the meaning given to that term in the Credit Agreement.

      Supplemental Fee Letter means the letter dated the date of this Deed between the Borrower and the Mandated Lead Arranger setting out the amount of the fee referred to in Clause 4 (Fees).

      Vessel has the meaning given to that term in the Credit Agreement.

(b) Capitalised terms defined in the Restated Credit Agreement have, unless expressly defined in this Deed, the same meaning in this Deed.

1.2   Construction

      The principles of construction set out in the Restated Credit Agreement will have effect as if set out in this Deed.

2.    AMENDMENTS

(a) Subject as set out below, the Credit Agreement will be amended from the Effective Date so that it reads as if it were restated in the form set out in Schedule 2 (Restated Credit Agreement).

(b) The Credit Agreement will not be amended by this Deed unless the Agent notifies the Borrower and the Banks that it has received all of the documents set out in Schedule 1 (Conditions precedent documents) in form and substance satisfactory to the Agent on or prior to the Effective Date. The Agent must give this notification as soon as reasonably practicable.

(c) If the Agent fails to give the notification under paragraph (b) above by the Effective Date, the Credit Agreement will not be amended in the manner contemplated by this Deed.

3.    REPRESENTATIONS

3.1   Representations

      The representations set out in Clause 21 (Representations) of the Restated Credit Agreement are made by each Obligor on the date of this Deed and on the Effective Date to each Finance Party in each case as if reference to the Restated Credit Agreement are references to this Agreement and the Restated Credit Agreement, with reference to the facts and circumstances then existing and in the case of the confirmation made on the date of this Deed, as if the Effective Date had occurred.

4.    FEES

      The Borrower shall pay to the Agent for the account of the Banks an amendment fee on the date and in an amount referred to in the Supplemental Fee Letter.

5.    CONSENTS

(a)   Each Obligor:

      (i) agrees to the amendment and restatement of the Credit Agreement as contemplated by this Deed; and

      (ii) with effect from the Effective Date, confirms that any guarantee created or given by it under the Credit Agreement will:

            (A)   continue in full force and effect; and

            (B) extend to the liabilities and obligations of the Obligors to the Finance Parties under the Finance Documents as amended by this Deed.

(b) The Agent (on behalf of itself and each of the Finance Parties) and the Security Trustee (on behalf of itself and each of the Beneficiaries) each confirm with effect from the Effective Date that:

      (i) (x) all of the rights, liabilities and obligations of each party to the DPP shall no longer be effective, (y) the Security Trustee shall have no further obligations to the Beneficiaries under the DPP (and the terms of clause 31 (Retirement and removal of Security Trustee) of the DPP shall be disapplied) and (z) the provisions of clause
            39.10 (Amendment of Shared Documents, RCF and Secured Bilateral Bond Documents) of the DPP have been complied with; and

      (ii) the Shared Security Property and Facility Secured Property shall be discharged, released and re-assigned (as the case may be) and that the Shared Security Documents and Facility Secured Documents shall no longer be effective pursuant to and in accordance with this Deed and certain deeds of release in respect thereof entered into or to be entered into between the Security Trustee and the relevant Obligors (except that Shared Security Property relating to the Vessels will be released on or after the Effective Date pursuant to and in accordance with certain deeds of release and discharge documents thereto immediately upon the acceptance by the relevant shipping registries of the relevant discharge documents), and the Agent hereby confirms that the provisions of Clause 22.4.2 (All bank decisions) of the Credit Agreement have been complied with.

6.    MISCELLANEOUS

(a) Each of the Credit Agreement, as amended and restated by this Deed and the Supplemental Fee Letter, is a Finance Document.

(b) Subject to the terms of this Deed, the Credit Agreement will remain in full force and effect and, from the Effective Date, the Credit Agreement and this Deed will be read and construed as one document.

7.    GOVERNING LAW

      This Deed is governed by English law.

This Deed has been duly executed as a Deed and delivered on the date stated at the beginning of this Deed.

                                   SCHEDULE 1

                         CONDITIONS PRECEDENT DOCUMENTS

1. A copy of the constitutional documents of each Obligor or, if the Agent already has a copy, a certificate of an authorised signatory of the relevant Obligor confirming that the copy in the Agent's possession is still correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2.    A copy of a resolution of the board of directors of each Obligor:

      (a) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

      (b) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

      (c) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

3. A specimen of the signature of each person authorised on behalf of each Obligor to sign this Agreement and, in the case of the Borrower, the Supplemental Fee Letter.

4. A certificate of the each Obligor (signed by a director or an authorised officer) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.

5. An excerpt from the Luxembourg trade and companies register in relation to the Guarantor.

6. A certificate of an authorised signatory of each Obligor certifying that each copy document delivered by an Obligor and specified in this Schedule is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

7.    The Supplemental Fee Letter.

8. A legal opinion of Allen & Overy LLP, English legal advisers to the Mandated Lead Arranger and the Agent in England, addressed to the Finance Parties.

9. A legal opinion of Allen & Overy Luxembourg, Luxembourg legal advisers to the Mandated Lead Arranger and the Agent in Luxembourg, addressed to the Finance Parties.

10. Evidence that all fees and expenses then due and payable from the Borrower in respect of this Agreement have been paid.

11.   The Original Financial Statements of each Obligor.

12. Evidence that all existing security created pursuant to the Facility Security Documents and the Shared Security Documents has been released, discharged or re-assigned (as the case may be), or, in relation to existing security over Vessels, will be released immediately upon the acceptance by relevant shipping registries of the relevant discharge documents.

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13.   A Compliance Certificate for the most recent financial statements of each
      Obligor.

14.   A copy of the Treasury Policy.

15.   Satisfaction of all "know your customer" requirements.

16. A copy of any other authorisation or other document, opinion or assurance which the Agent has notified the Borrower is necessary in connection with the entry into and performance of, and the transactions contemplated by, this Agreement or for the validity and enforceability of any Finance Document.

                                   SCHEDULE 2

                            RESTATED CREDIT AGREEMENT

                  AMENDED AND RESTATED MULTICURRENCY REVOLVING
                     CREDIT AND GUARANTEE FACILITY AGREEMENT

                                 US$400,000,000
                           (ORIGINALLY US$350,000,000)

                               FACILITY AGREEMENT

                              DATED 8 NOVEMBER 2004
                    AS AMENDED AND RESTATED ON 10 AUGUST 2006

                                       for

                             ACERGY TREASURY LIMITED

                                      with

                                   ACERGY S.A.

                                  as Guarantor

                                   arranged by

                                DNB NOR BANK ASA

                                       and

                                  ING Bank N.V

                                       and

                                 NIBC Bank N.V.

                                       and

                           Natexis Banques Populaires

                                      with

                                DNB NOR BANK ASA

                                 acting as Agent

                                    CONTENTS

CLAUSE                                                                      PAGE

1.    Definitions and Interpretation...........................................9
2.    The Facility............................................................21
3.    Purpose.................................................................21
4.    Conditions of Utilisation...............................................22
5.    Utilisation - Loans.....................................................22
6.    Utilisation - Guarantees................................................23
7.    Guarantees..............................................................25
8.    Optional Currencies.....................................................27
9.    Repayment...............................................................28
10.   Prepayment and Cancellation.............................................28
11.   Interest................................................................30
12.   Interest Periods........................................................31
13.   Changes to the Calculation of Interest..................................32
14.   Fees....................................................................33
15.   Tax Gross Up and Indemnities............................................33
16.   Increased Costs.........................................................38
17.   Other Indemnities.......................................................39
18.   Mitigation by the Lenders...............................................40
19.   Costs and expenses......................................................40
20.   Guarantee and Indemnity.................................................41
21.   Representations.........................................................43
22.   Information Undertakings................................................45
23.   Financial Covenants.....................................................48
24.   General Undertakings....................................................51
25.   Events of Default.......................................................55
26.   Changes to the Lenders..................................................58
27.   Changes to the Obligors.................................................61
28.   Role of the Agent, Mandated Lead Arranger and Issuing Bank..............62
29.   Conduct of Business by the Finance Parties..............................66
30.   Sharing among the Finance Parties.......................................67
31.   Payment Mechanics.......................................................68
32.   Set-off.................................................................71
33.   Notices.................................................................71
34.   Calculations and Certificates...........................................73
35.   Partial Invalidity......................................................73
36.   Remedies and Waivers....................................................73
37.   Amendments and Waivers..................................................74
38.   Counterparts............................................................74
39.   Governing Law...........................................................74
40.   Enforcement.............................................................75

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SCHEDULE                                                                    PAGE

3.    The Parties.............................................................76
      Part 1 The Obligors.....................................................76
      Part 2 The Original Lenders- other than UK-Non Bank Lenders.............77
      Part 3 The Original Lenders- UK Non-Bank Lenders........................78
4.    Conditions Precedent....................................................79
5.    Utilisation Request.....................................................80
      Part 1 Loans............................................................80
      Part 2 Guarantees.......................................................81
6.    Mandatory Cost formulae.................................................83
7.    Form of Transfer Certificate............................................86
8.    Form of Compliance Certificate..........................................88
9.    Existing Bilateral Bond Obligations.....................................89
10.   Timetable...............................................................93

THIS AGREEMENT is dated 8 November 2004 (as amended and restated on 10 August
2006) and made

BETWEEN:

(1) ACERGY TREASURY LIMITED (registered in England and Wales with number 00974971) (the Borrower);

(2) ACERGY S.A. , a public limited liability company (societe anonyme) incorporated under the laws of the Grand Duchy of Luxembourg with its registered office at 26, rue de Louvigny, L-1946 Luxembourg and registered with the Luxembourg trade and companies register under number B.43172 as guarantor (the Guarantor);

(3) DNB NOR BANK ASA, ING BANK N.V, NIBC BANK N.V. and NATEXIS BANQUES POPULAIRES as mandated lead arrangers (whether acting individually or together the Mandated Lead Arranger);

(4) THE FINANCIAL INSTITUTIONS listed in Part 2 of Schedule 1 as lenders (the Original Lenders);

(5)   DNB NOR BANK ASA as agent of the other Finance Parties (the Agent); and

(6)   DNB NOR BANK ASA as issuing bank (the Issuing Bank).

IT IS AGREED as follows:

1.    DEFINITIONS AND INTERPRETATION

1.1   Definitions

      In this Agreement:

      Additional Cost Rate has the meaning given to it in Schedule 4 (Mandatory Cost formulae).

      Affiliate means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

      Agent's Spot Rate of Exchange means the Agent's spot rate of exchange for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11.00 a.m. on a particular day.

      Amendment and Restatement Deed means the amendment and restatement deed to this Agreement dated 10 August 2006 between the Parties.

      Applicable Accounting Practices means those accounting principles, standards, practices and policies applied in the preparation of the audited consolidated accounts of the Borrower as at 31 December 2005 and for the financial year ended on that date.

      Authorisation means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

      Available Cash means:

      (a) cash in hand or on deposit at call or for periods up to 90 days with any bank or financial institution;

      (b) securities issued or guaranteed by the UK government, the United States government or the government of any other G7 country;

      (c)   (i)   marketable debt securities rated at least A-2 by Moody's
                  Investors Service, Inc. or A by Standard & Poor's Rating
                  Service (taken at their market value as at the time for calculation); and

            (ii) commercial paper rated at least A-1 by Standard & Poor's Rating Service or P1 by Moody's Investors Service, Inc.;

      (d) deposits made with the Commissioners of Inland Revenue in respect of which certificates of tax deposits have been issued by Her Majesty's Treasury;

      (e) the face amounts of certificates of deposit issued by a bank or a building society rated at least A-2 by Moody's Investors Service Inc. or A by Standard & Poor's Rating Service;

      (f) money market funds rated, or held at an institution rated at least A-2 by Moody's Investors Service, Inc. or A by Standard & Poor's Rating Service (taken at their market value as at the time for calculation); and

      (g) any other instrument, security or investment approved in writing by the Majority Lenders,

      to the extent (i) denominated in any currencies freely convertible and freely transferable into the Base Currency and (ii) beneficially owned by a member of the Group, which is unencumbered by any Security and which is capable of being applied against Consolidated Net Borrowings.

      Availability Period means the period from and including the Effective Date to and including:

      (a) for a Loan, the day falling one week before the Termination Date and if such day is not a Business Day, the Business Day immediately preceding such day; and

      (b)   for a Guarantee, the Termination Date.

      Available Commitment means a Lender's Commitment minus:

      (a) the Base Currency Amount of its participation in any outstanding Utilisations; and

      (b) in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Utilisations that are due to be made on or before the proposed Utilisation Date,

      other than that Lender's participation in any Utilisations that are due to be repaid or prepaid on or before the proposed Utilisation Date.

      Available Facility means the aggregate for the time being of each Lender's Available Commitment.

      Base Currency means United States Dollars.

      Base Currency Amount means, in relation to a Utilisation, the amount specified in the Utilisation Request delivered by the Borrower for that Utilisation (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request and, in the case of a Guarantee, as adjusted under Clause 6.7 (Revaluation of Guarantees)) adjusted to reflect any repayment, prepayment, consolidation or division of the Utilisation.

      Break Costs means the amount (if any) by which:

      (a) the interest (excluding the Margin and any Mandatory Cost) which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

      exceeds:

      (b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

      Business Day means a day (other than a Saturday or Sunday) on which banks are open for general business in London and Oslo and:

      (a) (in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

      (b) (in relation to any date for payment or purchase of euro) any TARGET Day.

      Commitment means:

      (a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Commitment" in Part 2 and
            Part 3 of Schedule 1 (The Parties) and the amount of any other Commitment transferred to it under this Agreement; and

      (b) in relation to any other Lender, the amount in the Base Currency of any Commitment transferred to it under this Agreement,

      to the extent not cancelled, reduced or transferred by it under this Agreement.

      Compliance Certificate means a certificate substantially in the form set out in Schedule 6 (Form of Compliance Certificate).

      Default means an Event of Default or any event or circumstance specified in Clause 25 (Events of Default) which would (with the expiry of a grace period and/or the giving of notice) be an Event of Default.

      Disruption Event means either or both of:

      (a) a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

      (b) the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

            (i) from performing its payment obligations under the Finance Documents; or

            (ii) from communicating with other Parties in accordance with the terms of the Finance Documents,

      and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

      Effective Date has the meaning given to that term in the Amendment and Restatement Deed.

      Environmental Claim means any claim by any person in connection with:

      (a)   a breach, or alleged breach, of an Environmental Law;

      (b) any accident, fire, explosion or other event of any type involving an emission or substance which is capable of causing harm to any living organism or the environment; or

      (c)   any other environmental contamination.

      Environmental Law means any law or regulation concerning:

      (a)   the protection of health and safety;

      (b)   the environment; or

      (c) any contamination, pollution or waste or the release or discharge of any toxic or hazardous substance.

      Environmental Permit means any authorisation required by an Environmental Law.

      EURIBOR means, in relation to any Loan in euro:

      (a)   the applicable Screen Rate; or

      (b) (if no Screen Rate is available for the Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the European interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in euro for a period comparable to the Interest Period of the relevant Loan.

      Event of Default means any event or circumstance specified as such in Clause 25 (Events of Default).

      Expiry Date means, for a Guarantee, the last day of its Term.

      Facility means the revolving loan and guarantee facility made available under this Agreement as described in Clause 2 (The Facility).

      Facility Office means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

      Fee Letter means any letter or letters dated on or about the date of this Agreement between the Mandated Lead Arranger, Agent or Issuing Bank and the Borrower setting out any of the fees referred to in Clause 14 (Fees) and any Supplemental Fee Letter (as defined in the Amendment and Restatement Deed).

      Finance Document means this Agreement, the Amendment and Restatement Deed, any Fee Letter and any other document designated as such by the Agent and the Borrower.

      Finance Party means the Agent, the Mandated Lead Arranger, the Issuing Bank or a Lender.

      Financial Indebtedness means any indebtedness for or in respect of:

      (a)   moneys borrowed;

      (b) any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

      (c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

      (d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

      (e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

      (f) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

      (g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

      (h) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution which constitutes or is issued in respect of any of the items referred to elsewhere in this definition; and

      (i) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

      GAAP means generally accepted accounting principles in the United States of America.

      Group means the Guarantor and its Subsidiaries for the time being.

      Guarantee means a guarantee in a form requested by the Borrower and agreed by the Agent pursuant to Clause 6.2(f) (Completion of a Utilisation Request for Guarantees).

      Guarantee Fee has the meaning given to that term, and as adjusted in accordance with, Clause 11.3 (Margin and Guarantee Fee adjustments).

      Guarantee Proportion means, in relation to a Lender in respect of any Guarantee, the proportion (expressed as a percentage) borne by that Lender's Available Commitment to the Available Facility immediately prior to the issue of that Guarantee, adjusted to reflect any assignment or transfer under this Agreement to or by that Lender.

      Holding Company means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

      Interest Period means:

      (a) in relation to a Loan, each period determined in accordance with Clause 12 (Interest Periods);

      (b) in relation to a Guarantee, each successive period of three months ending on 1 January, 1 April, 1 July and 1 October in each year, (or such shorter period as shall start on the date of issue of that Guarantee until the first to occur of the above dates or shall end on the Expiry Date for that Guarantee); and

      (c) in relation to an Unpaid Sum, each period determined in accordance with Clause 11.4 (Default interest).

      Joint Venture means any joint venture entity, partnership or similar person, the ownership of or other interest in which it does not require any member of the Group to consolidate the results of that person with its own as a Subsidiary.

      Lender means:

      (a)   any Original Lender; and

      (b) any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 26 (Changes to the Lenders),

      which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

      LIBOR means, in relation to any Loan:

      (a)   the applicable Screen Rate; or

      (b) (if no Screen Rate is available for the currency or Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the London interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

      LMA means the Loan Market Association.

      Loan means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

      Luxembourg means the Grand Duchy of Luxembourg.

      Majority Lenders means:

      (a) until the Total Commitments have been reduced to zero, a Lender or Lenders whose Commitments aggregate more than 66(2/3)% of the Total Commitments (or, if the Total Commitments have been reduced to zero and there are no Utilisations then outstanding, aggregated more than 66(2/3)% of the Total Commitments immediately prior to the reduction) or, for the purpose of Clause 6.2 (Completion of a Utilisation Request for Guarantees) only, a Lender or Lenders whose Commitments aggregate more than 50% of the Total Commitments (or, if the Total Commitments have been reduced to zero and there are no Utilisations then outstanding, aggregated more than 50% of the Total Commitments immediately prior to the reduction); or

      (b) at any other time, a Lender or Lenders whose participations in the Utilisations then outstanding aggregate more than 66(2/3)% of all the Utilisations then outstanding, or, for the purpose of Clause 6.2 (Completion of a Utilisation Request for Guarantees) only, a Lender or Lenders whose participations in the Utilisations then outstanding aggregate more than 50% of all the Utilisations then outstanding.

      Mandatory Cost means the percentage rate per annum calculated by the Agent in accordance with Schedule 4 (Mandatory Cost formulae).

      Margin has the meaning given to that term, and as adjusted in accordance with Clause 11.3 (Margin and Guarantee Fee adjustments).

      Material Adverse Effect means a material adverse effect on:

      (a) the ability of the Group (as a whole) or of any Obligor to perform their obligations under the Finance Documents; or

      (b) the validity or enforceability of the Finance Documents (or any of them) or the rights or remedies of any beneficiary under the Finance Documents (or any of them).

      Material Subsidiary means:

      (a) a Subsidiary of the Guarantor the total operating profit, gross assets or turnover of which for the period to which its latest audited financial statements relate accounts for 5 per cent. or more of the consolidated total operating profit, gross assets or turnover of the Group (all as calculated by reference to the latest audited consolidated financial statements of the Group);

      (b) any direct or indirect holding company of a subsidiary referred to in paragraph (a) above; and

      (c) a Subsidiary of the Guarantor to which has been transferred (whether in a single transaction or a series of transactions (whether related or not)) the whole or substantially the whole of the assets of a subsidiary which immediately prior to such transaction(s) was a Material Subsidiary.

      For the purposes of this definition:

      (i) if a Subsidiary becomes a Material Subsidiary under paragraph (c) above, the Material Subsidiary by which the relevant transfer was made shall, subject to paragraph (a) and (b) above, cease to be a Material Subsidiary; and

      (ii) if a Subsidiary is acquired by the Guarantor after the end of the financial period to which the latest audited consolidated financial statements of the Group relate, those financial statements shall be adjusted as if that Subsidiary had been shown in them by reference to its then latest audited financial statements (consolidated if appropriate) until audited consolidated financial statements of the Group for the financial period in which the acquisition is made have been prepared.

      Month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

      (a) (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

      (b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

      (c) if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

      The above rules will only apply to the last Month of any period.

      NIBOR means in relation to any Loan in Norwegian Kroner:

      (a)   the applicable Screen Rate; or

      (b) if no Screen Rate is available for Norwegian Kroner or the Interest Period of that Loan, the arithmetic mean (rounded upward to four decimal places) of the rates, as supplied to the Agent at its request, quoted by the Reference Banks to leading banks in the Norwegian interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in Norwegian Kroner for a period comparable to the Interest Period for that Loan.

      Obligor means the Borrower or the Guarantor.

      Optional Currency means euro, Sterling or Norwegian Kroner.

      Original Financial Statements means:

      (a) in relation to the Guarantor, the audited consolidated financial statements of the Group for the financial year ended 30 November 2005; and

      (b) in relation to the Borrower, its audited financial statements for its financial year ended 30 November 2005.

      Participating Member State means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.

      Party means a party to this Agreement.

      Project Finance Subsidiary means a Subsidiary of the Guarantor:

      (a) incorporated for the sole purposes of financing the construction and/or acquisition of an asset, such financing to be provided on a non-recourse basis with financiers only being given access to the relevant financed asset and/or revenues generated by that asset without recourse to any other member of the Group; and

      (b)   which incurs no other Financial Indebtedness.

      Qualifying Lender has the meaning given to it in Clause 15 (Tax Gross Up and Indemnities).

      Quotation Day means, in relation to any period for which an interest rate is to be determined:

      (a)   (if the currency is sterling) the first day of that period;

      (b) (if the currency is euro) two TARGET Days before the first day of that period; or

      (c) (for any other currency) two Business Days before the first day of that period,

      unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

      Reference Banks means DnB Nor Bank ASA and ING Bank N.V. or such other banks as may be appointed by the Agent with the consent of the Borrower (such consent not to be unreasonably withheld or delayed).

      Relevant Interbank Market means in relation to euro, the European interbank market and, in relation to any other currency, the London interbank market.

      Renewal Request means a written notice delivered to the Agent in accordance with Clause 6.6 (Renewal of a Guarantee).

      Repeating Representations means each of the representations set out in Clauses 21.1(a) and (b) (Status) to 21.6 (Governing law and enforcement), 21.10(a) and (b) (Financial statements), 21.11 (Pari passu ranking), 21.12 (Environmental compliance) and 21.13 (No proceedings pending or threatened).

      Rollover Loan means one or more Loans:

      (a)   made or to be made on the same day that:

            (i)   a maturing Loan is due to be repaid; or

            (ii) the Borrower is obliged to pay to the Agent for the Issuing Bank the amount of any claim under a Guarantee;

      (b) the aggregate amount of which is equal to or less than the maturing Loan;

      (c) in the same currency as the maturing Loan (unless it arose as a result of the operation of Clause 8.2 (Unavailability of a currency)); and

      (d)   made or to be made to the same Borrower for the purpose of:

            (i)   refinancing a maturing Loan; or

            (ii) satisfying the obligations of the Borrower to pay the amount of any claim under a Guarantee Fee.

      Screen Rate means:

      (a) in relation to LIBOR, the British Bankers Association Interest Settlement Rate for the relevant currency and period;

      (b) in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period; and

      (c)   in relation to NIBOR, the percentage rate per annum,

      for the relevant Currency and Interest Period displayed on the appropriate page of the Reuters screen. If the agreed page if replaced or service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Borrower and the Lenders.

      Security means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

      Specified Time means a time determined in accordance with Schedule 1 (Timetable).

      Subsidiary means an entity of which a person has direct or indirect control or owns directly or indirectly more than 50 per cent. of the voting capital or similar right of ownership and control for this purpose means the power to direct the management and the policies of the entity whether through the ownership of voting capital, by contract or otherwise.

      TARGET means Trans-European Automated Real-time Gross Settlement Express Transfer payment system.

      TARGET Day means any day on which TARGET is open for the settlement of payments in euro.

      Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

      Taxes Act means the Income and Corporation Taxes Act 1988.

      Term means each period for which the Issuing Bank may be under a liability under a Guarantee.

      Termination Date means the date which falls five years after the Effective Date.

      Total Commitments means the aggregate of the Commitments, being US$400,000,000 at the Effective Date.

      Total Revolving Credit Limit means:

      (a) from (and including) the Effective Date until (but excluding) the third anniversary of the Effective Date, US$100,000,000;

      (b) from (and including) the day following the third anniversary of the Effective Date until (but excluding) the fourth anniversary of the Effective Date, US$75,000,000; and

      (c) from (and including) the day following the fourth anniversary of the Effective Date until (but excluding) the Termination Date, US$50,000,000.

      Transfer Certificate means a certificate substantially in the form set out in Schedule 5 (Form of Transfer Certificate) or any other form agreed between the Agent and the Borrower.

      Transfer Date means, in relation to a transfer, the later of:

      (a)   the proposed Transfer Date specified in the Transfer Certificate;
            and

      (b)   the date on which the Agent executes the Transfer Certificate.

      Treasury Policy means the hedging policy of the Guarantor as approved its the Chief Executive Officer.

      Unpaid Sum means any sum due and payable but unpaid by an Obligor under the Finance Documents.

      Utilisation means a Loan or a Guarantee.

      Utilisation Date means the date of a Utilisation being that date on which a Loan is to be made or a Guarantee to be issued.

      Utilisation Request means:

      (a)   for a Loan, a notice substantially in the form set out in Part 1 of
            Schedule 3 (Utilisation Request); and

      (b) for a Guarantee, a notice substantially in the form set out in Part 2 of Schedule 3 (Utilisation Request).

      VAT means value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature.

1.2   Construction

(a)   Unless a contrary indication appears, any reference in this Agreement to:

      (i) the Agent, any Mandated Lead Arranger, any Finance Party, any Lender, any Obligor or any Party shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

      (ii) assets includes present and future properties, revenues and rights of every description;

      (iii) a Finance Document or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

      (iv) indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

      (v) a person includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing;

      (vi) a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

      (vii) an amount borrowed includes any amount utilised by way of Guarantee;

      (viii)a Utilisation made or to be made to the Borrower includes a Guarantee issued on its behalf;

      (ix) a Lender funding its participation in a Utilisation includes a Lender participating in a Guarantee;

      (x) amounts outstanding under this Agreement include amounts outstanding under or in respect of any Guarantee (including any Guarantee issued before the Effective Date);

      (xi) an outstanding amount of a Guarantee at any time is the maximum amount that is or may be payable by the Borrower in respect of that Guarantee at that time;

      (xii) the Borrower repaying or prepaying a Guarantee means:

            (A)   the Borrower providing cash cover for that Guarantee;

            (B) the maximum amount payable under the Guarantee being reduced in accordance with its terms; or

            (C) the Issuing Bank being satisfied that it has no further liability under that Guarantee,

      and the amount by which a Guarantee is repaid or prepaid under subparagraphs (xii)(A) and (xii)(B) above is the amount of the relevant cash cover or reduction;

      (xiii)the Borrower providing cash cover for a Guarantee means the Borrower paying an amount in the currency of the Guarantee to an interest-bearing account in the name of the Borrower and the following conditions are met:

            (A) the account is with the Agent or the Issuing Bank (if the cash cover is to be provided for all the Lenders) or with a Lender (if the cash cover is to be provided for that Lender);

            (B) withdrawals from the account may only be made to pay a Finance Party amounts due and payable to it under this Agreement in respect of that Guarantee until no amount is or may be outstanding under that Guarantee; and

            (C) the Borrower has executed a security document, in form and substance satisfactory to the Agent or the Finance Party with which that account is held, creating a first ranking security interest over that account;

      (xiv) a reference to the Guarantor being insolvent, means that it is or is deemed, for the purpose of any law, to be in a state of cessation of payments (cessation de payments) and has lost its commercial creditworthiness (ebranlement de credit);

      (xv) as regards the Guarantor, a reference to (i) a winding-up, administration or dissolution includes the Guarantor being declared in a situation of, without limitation, bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation voluntaire ou judiciaire), composition with creditors (concordat preventif de faillite), reprieve from payment (sursis de paiement), controlled management (gestion controlee), general settlement with creditors, reorganisation or similar laws affecting the rights of creditors generally and (ii) a trustee in bankruptcy, administrator, receiver, administrative receiver, compulsory manager or manager includes the nomination of any commissaire, juge-commissaire, curateur, liquidateur or similar officer;

      (xvi) a provision of law is a reference to that provision as amended or re-enacted; and

      (xvii)a time of day is a reference to London time.

(b)   Section, Clause and Schedule headings are for ease of reference only.

(c) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d) A Default (other than an Event of Default) is continuing if it has not been remedied or waived and an Event of Default is continuing if it has not been remedied or waived.

1.3   Third Party Rights

(a) Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the Third Parties Act) to enforce or to enjoy the benefit of any term of this Agreement.

(b) Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

2.    THE FACILITY

2.1   The Facility

      Subject to the terms of this Agreement, the Lenders make available to the Borrower a multicurrency revolving credit and guarantee facility in an aggregate amount equal to the Total Commitments.

2.2   Guarantees

      The Facility includes an option for the Borrower to request the Issuing Bank to issue Guarantees counter-indemnified by the Lenders in an aggregate amount equal to the Total Commitments.

2.3   Facility Limits

(a) The aggregate amount of all outstanding Utilisations shall not at any time exceed the Total Commitments; and

(b) the aggregate amount of all outstanding Loans shall not at any time exceed the applicable Total Revolving Credit Limit.

2.4   Finance Parties' rights and obligations

(a) The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b) The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c) A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

3.    PURPOSE

3.1   Purpose

(a) Each Loan shall be applied towards the general corporate purposes of the Group including the financing of vessels.

(b) Each Guarantee shall be issued to support contract performance obligations and other operating requirements.

3.2   Monitoring

      No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.    CONDITIONS OF UTILISATION

4.1   Initial conditions precedent

      The Borrower may not deliver a Utilisation Request unless the Agent has received all of the documents and other evidence listed in Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Borrower and the Lenders promptly upon being so satisfied.

4.2   Further conditions precedent

      The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) or 6.5 (Issue of Guarantees) if on the date of the Utilisation Request and on the proposed Utilisation Date:

      (a) in the case of a Rollover Loan or Renewal Request, no Event of Default is continuing or would result from the proposed Utilisation and, in the case of any other Utilisation, no Default is continuing or would result from the proposed Utilisation; and

      (b) the Repeating Representations to be made by each Obligor are true in all material respects.

4.3   Maximum number of Loans

(a) The Borrower may not deliver a Utilisation Request in respect of a Loan if as a result of the proposed Utilisation 10 or more Loans would be outstanding.

(b) Any Loan made by a single Lender under Clause 8.2 (Unavailability of a currency) shall not be taken into account in this Clause 4.3.

5.    UTILISATION - LOANS

5.1   Delivery of a Utilisation Request

      The Borrower may borrow a Loan by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2   Completion of a Utilisation Request

(a) Each Utilisation Request for a Loan is irrevocable and will not be regarded as having been duly completed unless:

      (i)   it specifies that it is for a Loan;

      (ii) the proposed Utilisation Date is a Business Day within the Availability Period;

      (iii) the currency and amount of the Loan comply with Clause 5.3 (Currency and amount); and

      (iv) the proposed Interest Period complies with Clause 12 (Interest Periods).

(b)   Only one Loan may be requested in each Utilisation Request.

5.3   Currency and amount

(a) The currency specified in a Utilisation Request must be the Base Currency or an Optional Currency.

(b)   The amount of the proposed Loan must be:

      (i) if the currency selected is the Base Currency, a minimum of US$5,000,000 or, if less, the Available Facility; or

      (ii) if the currency selected is an Optional Currency, the minimum amount equivalent to US$5,000,000 in that Optional Currency or, if less, the Available Facility; and

      (iii) in any event such that its Base Currency Amount is less than or equal to the Available Facility.

5.4   Lenders' participation

(a) If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b) The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(c)   No Lender is obliged to participate in a Loan if, as a result:

      (i)   its share in the Utilisations would exceed its Commitment;

      (ii)  the Loans would exceed the Total Revolving Credit Limit; or

      (iii) the Utilisations would exceed the Total Commitments.

(d) The Agent shall determine the Base Currency Amount of each Loan which is to be made in an Optional Currency and shall notify each Lender of the amount, currency and the Base Currency Amount of each Loan and the amount of its participation in that Loan, in each case by the Specified Time.

6.    UTILISATION - GUARANTEES

6.1   Delivery of a Utilisation Request for Guarantees

(a) The Borrower may request a Guarantee to be issued by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

(b) Clause 5 (Utilisation - Loans) does not apply to a Utilisation Request for a Guarantee.

6.2   Completion of a Utilisation Request for Guarantees

      Each Utilisation Request for a Guarantee is irrevocable and will not be regarded as having been duly completed unless:

      (a)   it specifies that it is for a Guarantee;

      (b) the proposed Utilisation Date is a Business Day within the Availability Period;

      (c) the currency and amount of the Guarantee comply with Clause 6.3 (Currency and amount);

      (d) the Expiry Date of the Guarantee is a date falling no later than the date falling 78 months after the Effective Date;

      (e)   the delivery instructions for the Guarantee are specified;

      (f) for any Guarantee for an amount exceeding US$10,000,000, the form of the Guarantee has been approved by the Majority Lenders; and

      (g)   the final form of Guarantee is attached to the Utilisation Request.

6.3   Currency and amount

(a) The currency specified in a Utilisation Request must be the Base Currency or an Optional Currency.

(b) The amount of the proposed Guarantee must be an amount whose Base Currency Amount is not more than the Available Facility.

6.4   Form of Guarantee

      The form of Guarantee to be attached to a Utilisation Request must be provided by the Borrower to the Issuing Bank in a form agreed between the Borrower and the relevant beneficiary no later than five Business Days before the proposed Utilisation Date.

6.5   Issue of Guarantees

(a) If the conditions set out in this Agreement have been met, the Issuing Bank shall issue the Guarantee on the Utilisation Date.

(b)   No Lender is obliged to participate in a Guarantee if, as a result:

      (i)   its share in the Utilisations would exceed its Commitment; or

      (ii)  the Utilisations would exceed the Total Commitments.

(c) The amount of each Lender's participation in each Guarantee will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to the issue of the Guarantee. In determining the amount of the Available Facility and a Lender's Guarantee Proportion of a proposed Guarantee for the purposes of this Agreement the Available Commitment of a Lender will be calculated ignoring any cash cover provided for outstanding Guarantee.

(d) The Agent shall determine the Base Currency Amount of each Guarantee which is to be issued in an Optional Currency and shall notify the Issuing Bank and each Lender of the details of the requested Guarantee and its participation in that Guarantee by the Specified Time.

6.6   Renewal of a Guarantee

(a) The Borrower may request any Guarantee issued on its behalf be renewed by delivery to the Agent of a Renewal Request by the Specified Time.

(b) The Finance Parties shall treat any Renewal Request in the same way as a Utilisation Request for a Guarantee except that the conditions set out in Clause 6.2(f) (Completion of a Utilisation Request for Guarantees) shall not apply.

(c) The terms of each renewed Guarantee shall be the same as those of the relevant Guarantee immediately prior to its renewal, except that:

      (i) its amount may be less than the amount of the Guarantee immediately prior to its renewal; and

      (ii) its Term shall start on the date which was the Expiry Date of the Guarantee immediately prior to its renewal, and shall end on the proposed Expiry Date specified in the Renewal Request.

(d) If the conditions set out in this Agreement have been met, the Issuing Bank shall amend and re-issue any Guarantee pursuant to a Renewal Request.

6.7   Revaluation of Guarantees

(a) If any Guarantee is denominated in an Optional Currency, the Agent shall at three monthly intervals falling on 1 January, 1 April, 1 June and 1 September of each year recalculate the Base Currency Amount of that Guarantee by notionally converting into the Base Currency the outstanding amount of that Guarantee on the basis of the Agent's Spot Rate of Exchange on the date of calculation.

(b) The Borrower shall, if requested by the Agent within three days of any calculation under paragraph (a) above, ensure that within three Business Days sufficient Utilisations are prepaid to prevent the Base Currency Amount of the Utilisations exceeding the Total Commitments following any adjustment to a Base Currency Amount under paragraph (a) above.

6.8   Cash cover for Guarantees

(a) On the date falling 78 months after the Effective Date, the Borrower shall provide cash cover in an amount equal to all amounts outstanding under each Guarantee which has not been cancelled as at that date.

(b) If at any time after the date falling 78 months after the Effective Date a Guarantee for which cash cover has been provided is cancelled, the relevant amount of cash cover shall be released promptly to the Borrower.

(c) For the purpose of this clause cancelled shall mean, at any time, that the Issuing Bank is satisfied that it is under no obligation or liability (whether actual or contingent) to make any payment under the relevant Guarantee.

7.    GUARANTEES

7.1   Immediately payable

      If a Guarantee or any amount outstanding under a Guarantee becomes immediately payable under this Agreement, the Borrower shall repay or prepay that amount immediately.

7.2   Fee payable in respect of Guarantees

(a) The Borrower shall pay to the Agent (for the account of each Lender) a Guarantee Fee computed in accordance with Clause 11.3 (Margin and Guarantee Fee adjustments) on the outstanding amount of each Guarantee requested by it for the period from the issue of that Guarantee until its Expiry Date. This fee shall be distributed according to each Lender's Guarantee Proportion of that Guarantee.

(b) The accrued Guarantee Fee on a Guarantee shall be payable on the last day of each Interest Period.

(c)   If the Borrower cash covers any part of a Guarantee then:

      (i) the fronting fee payable to the Issuing Bank and the guarantee fee payable for the account of each Lender shall continue to be payable until the expiry of the Guarantee;

      (ii) the Borrower will be entitled to withdraw the interest accrued on the cash cover to pay those fees.

7.3   Claims under a Guarantee

(a) The Borrower irrevocably and unconditionally authorises the Issuing Bank to pay any claim made or purported to be made under a Guarantee requested by it and which appears on its face to be in order (a claim).

(b) The Borrower shall, within five Business Days of the date on which the claim is due to be paid by the Issuing Bank, pay to the Agent for the Issuing Bank an amount equal to the amount of any claim under a Guarantee.

(c)   The Borrower acknowledges that the Issuing Bank:

      (i) is not obliged to carry out any investigation or seek any confirmation from any other person before paying a claim; and

      (ii) deals in documents only and will not be concerned with the legality of a claim or any underlying transaction or any available set-off, counterclaim or other defence of any person.

(d)   The obligations of the Borrower under this Clause will not be affected by:

      (i) the sufficiency, accuracy or genuineness of any claim or any other document; or

      (ii) any incapacity of, or limitation on the powers of, any person signing a claim or other document.

7.4   Indemnities

(a) The Borrower shall immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank's gross negligence or wilful misconduct) in acting as the Issuing Bank under any Guarantee requested by the Borrower.

(b) Each Lender shall (according to its Guarantee Proportion) immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank's gross negligence or wilful misconduct) in acting as the Issuing Bank under any Guarantee (unless the Issuing Bank has been reimbursed by an Obligor pursuant to a Finance Document).

(c) The Borrower shall immediately on demand reimburse any Lender for any payment it makes to the Issuing Bank under this Clause 7.4 (Indemnities) in respect of a Guarantee which it requested.

(d) The obligations of each Lender under this Clause are continuing obligations and will extend to the ultimate balance of sums payable by that Lender in respect of any Guarantee, regardless of any intermediate payment or discharge in whole or in part.

(e) The obligations of any Lender under this Clause will not be affected by any act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause (without limitation and whether or not known to it or any other person) including:

      (i) any time, waiver or consent granted to, or composition with, any Obligor, any beneficiary under a Guarantee or other person;

      (ii) the release of any other Obligor or any other person under the terms of any composition or arrangement;

      (iii) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor, any beneficiary under a Guarantee or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

      (iv) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor, any beneficiary under a Guarantee or any other person;

      (v) any amendment (however fundamental) or replacement of a Finance Document, any Guarantee or any other document or security;

      (vi) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document, any Guarantee or any other document or security; or

      (vii) any insolvency or similar proceedings.

7.5   Rights of contribution

      No Obligor will be entitled to any right of contribution or indemnity from any Finance Party in respect of any payment it may make under Clause 7 (Guarantees).

8.    OPTIONAL CURRENCIES

8.1   Selection of currency

      The Borrower shall select the currency of a Utilisation in its Utilisation Request.

8.2   Unavailability of a currency

      If before the Specified Time on any Quotation Day:

      (a) a Lender notifies the Agent that the Optional Currency requested is not readily available to it in the amount required; or

      (b) a Lender notifies the Agent that compliance with its obligation to participate in a Utilisation in the proposed Optional Currency would contravene a law or regulation applicable to it,

      the Agent will give notice to the Borrower to that effect by the Specified Time on that day. In this event, any Lender that gives notice pursuant to this Clause 8.2 will be required to participate in the Utilisation in the Base Currency (in an amount equal to that Lender's proportion of the Base Currency Amount or, in respect of a Rollover Loan or Renewal Request an amount equal to that Lender's proportion of the Base Currency Amount of the maturing Loan that is due to be made) and its participation will be treated as a separate Utilisation denominated in the Base Currency during that Interest Period.

8.3   Participation in a Loan or Guarantee

(a) Each Lender's participation in a Loan will be determined in accordance with paragraph (b) of Clause 5.4 (Lenders' participation).

(b) Each Lender's participation in a Guarantee will be determined in accordance with paragraph (b) of Clause 6.5 (Issue of Guarantees).

9.    REPAYMENT

      The Borrower shall repay a Loan on the last day of its Interest Period.

10.   PREPAYMENT AND CANCELLATION

10.1  Illegality

(a) If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Utilisation:

      (i) that Lender shall promptly notify the Agent upon becoming aware of that event;

      (ii) upon the Agent notifying the Borrower, the Commitment of that Lender will be immediately cancelled; and

      (iii) the Borrower shall repay that Lender's participation in the Utilisations made to the Borrower on the last day of the Interest Period for each Utilisation occurring after the Agent has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

(b) If it becomes unlawful for the Issuing Bank to issue a Guarantee, the Issuing Bank shall promptly notify the Agent upon becoming aware of that event, and upon the Agent notifying the Borrower, the Facility shall cease to be available for the issue of Guarantees.

10.2  Change of control

(a)   If the Guarantor ceases to control the Borrower:

      (i) the Borrower shall promptly notify the Agent upon becoming aware of that event;

      (ii) a Lender shall not be obliged to fund a Utilisation (except for a Rollover Loan or Renewal Request);

      (iii) if a Lender so requires and notifies the Agent within 30 days of the Borrower notifying the Agent of the event, the Agent shall, by not less than 30 days notice to the Borrower, cancel the Commitment of that Lender and declare the participation of that Lender in all outstanding Utilisations, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Commitment of that Lender will be cancelled and all such outstanding amounts will become immediately due and payable.

(b) For the purpose of paragraph (a) above control means the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise.

10.3  Voluntary cancellation

      The Borrower may, if it gives the Agent not less than five Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of US$5,000,000) of the Available Facility. Any cancellation under this Clause 10.3 shall reduce the Commitments of the Lenders rateably.

10.4  Voluntary Prepayment of Loans

      The Borrower may, if it gives the Agent not less than five Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Loan (but if in part, being an amount that reduces the Base Currency Amount of the Loan by a minimum amount of US$1,000,000).

10.5  Right of repayment and cancellation in relation to a single Lender

(a)   If:

      (i) any sum payable to any Lender by the Borrower is required to be increased under paragraph (c) of Clause 15.2 (Tax gross-up); or

      (ii)  any Lender claims indemnification from the Borrower under Clause
            15.3 (Tax indemnity) or Clause 16.1 (Increased costs),

      the Borrower may, whilst the circumstance giving rise to the requirement for indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Utilisations.

(b) On receipt of a notice referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

(c) On the last day of each Interest Period which ends after the Borrower has given notice under paragraph (a) above (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall repay that Lender's participation in that outstanding Loan.

10.6  Restrictions

(a) Any notice of cancellation or prepayment given by any Party under this Clause 10 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b) Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(c) Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid may be reborrowed in accordance with the terms of this Agreement.

(d) The Borrower shall not repay or prepay all or any part of the Utilisations or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(e) No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(f) If the Agent receives a notice under this Clause 10 it shall promptly forward a copy of that notice to either the Borrower or the affected Lender, as appropriate.

11.   INTEREST

11.1  Calculation of interest

      The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

      (a)   Margin;

      (b) LIBOR or, in relation to any Loan in euro, EURIBOR or, in relation to any Loan in Norwegian Kroner, NIBOR; and

      (c)   Mandatory Cost, if any.

11.2  Payment of interest

      The Borrower shall pay accrued interest on a Loan which has been drawn on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six monthly intervals after the first day of the Interest Period).

11.3  Margin and Guarantee Fee adjustments

(a)   In this Subclause:

      Consolidated Net Borrowings and Adjusted Consolidated EBITDA have the meanings given to them in Clause 23 (Financial Covenants).

(b) Subject to the other provisions of this Subclause, the Margin and Guarantee Fee will be calculated by reference to the table below and the information set out in the relevant Compliance Certificate:


                           COLUMN 1                               COLUMN 2                      COLUMN 3

       RATIO OF CONSOLIDATED NET BORROWINGS TO ADJUSTED    MARGIN (PER CENT. PER      GUARANTEE FEE (PER CENT. PER
                      CONSOLIDATED EBITDA                          ANNUM)                        ANNUM)
      -------------------------------------------------   ----------------------   -------------------------------
                   Less than or equal to 0.5                                0.8%                              0.4%
        Greater than 0.5 but less than or equal to 1.0                      0.9%                             0.45%
        Greater than 1.0 but less than or equal to 2.0                      1.2%                              0.6%
        Greater than 2.0 but less than or equal to 3.0                      1.4%                              0.7%
                       Greater than 3.0                                     1.9%                             0.95%
      -------------------------------------------------   ----------------------   -------------------------------

(c) Any change in the Margin will, subject to paragraph (d) below, apply to each Loan made or Guarantee issued, or (if a Loan or Guarantee is outstanding) from the next Relevant Date (as defined in Clause 23.1 (Financial Definitions)), after the date of receipt by the Agent of the relevant Compliance Certificate.

(d) For so long as an Event of Default is outstanding, the Margin or Guarantee Fee (as applicable) will be the highest rate under paragraph (b) above.

(e) If the Borrower is in default of its obligation under this Agreement to provide a Compliance Certificate, the Margin or Guarantee Fee (as applicable) shall continue at its current level until such Compliance Certificate has been provided to the Agent. If, once delivered, the Compliance

      Certificate shows that the Margin or Guarantee Fee (as applicable) should be at a higher level, the Borrower must immediately pay to the Agent any shortfall in the amount which would have been paid to the Lenders if the Margin or Guarantee Fee (as applicable) had been calculated at the time the Compliance Certificate should have been delivered.

11.4  Default interest

(a) If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is 2% higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 11.4 shall be immediately payable by the Obligor on demand by the Agent.

(b) If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that
      Loan:

      (i) the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

      (ii) the rate of interest applying to the overdue amount during that first Interest Period shall be 2% higher than the rate which would have applied if the overdue amount had not become due.

(c) Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

11.5  Notification of rates of interest

      The Agent shall promptly notify the Lenders and the Borrower of the determination of a rate of interest under this Agreement.

12.   INTEREST PERIODS

12.1  Selection of Interest Periods

(a) The Borrower may select an Interest Period for a Loan in the Utilisation Request for that Loan.

(b) Subject to this Clause 12, the Borrower may select an Interest Period of one, two, three or six Months or any other period agreed between the Borrower and the Agent (acting on the instructions of the Majority Lenders).

(c)   An Interest Period for a Loan shall not extend beyond the Termination
      Date.

(d)   Each Interest Period for a Loan shall start on the Utilisation Date.

(e)   A Loan has one Interest Period only.

12.2  Non-Business Days

      If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

13.   CHANGES TO THE CALCULATION OF INTEREST

13.1  Absence of quotations

      Subject to Clause 13.2 (Market disruption), if LIBOR or, if applicable, EURIBOR or NIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR, EURIBOR or NIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

13.2  Market disruption

(a) If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender's share of that Loan for the Interest Period shall be the percentage rate per annum which is the sum of:

      (i)   the Margin;

      (ii) the rate notified to the Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select; and

      (iii) the Mandatory Cost, if any, applicable to that Lender's participation in the Loan.

(b)   In this Agreement Market Disruption Event means:

      (i) at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Agent to determine LIBOR or, if applicable, EURIBOR or NIBOR for the relevant currency and Interest Period; or

      (ii) before close of business in London on the Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 35% of that Loan) that the cost to it of obtaining matching deposits in the Relevant Interbank Market would be in excess of LIBOR or, if applicable, EURIBOR or NIBOR.

13.3  Alternative basis of interest or funding

(a) If a Market Disruption Event occurs and the Agent or the Borrower so requires, the Agent and the Borrower shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(b) Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and the Borrower, be binding on all Parties.

13.4  Break Costs

(a) The Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b) Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount and basis of calculation of its Break Costs for any Interest Period in which they accrue.

14.   FEES

14.1  Commitment fee

(a) The Borrower shall pay to the Agent (for the account of each Lender) a fee in the Base Currency computed at the percentage rate per annum equal to:

      (i) 40 per cent. of the then applicable Margin on that Lender's Available Commitment in respect of the Total Revolving Credit Limit only at that time; plus

      (ii) 40 per cent. of the then applicable Guarantee Fee on the sum of (x) that Lender's Available Commitment less (y) that Lender's Available Commitment in respect of the Total Revolving Credit Limit only, at that time.

(b) The accrued commitment fee is payable on the last day of each successive period of three months ending on 1 January, 1 April, 1 June and 1 September during the Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

14.2  Agency fee

      The Borrower shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

14.3  Fronting Fee

      The Borrower shall pay to the Issuing Bank (for its own account) a fronting fee in respect of each Guarantee requested by it in the amount and at the times agreed in the relevant Fee Letter.

15.   TAX GROSS UP AND INDEMNITIES

15.1  Definitions

(a)   In this Agreement:

      Protected Party means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

      Qualifying Lender means a Lender (other than a Lender within subparagraph
      (b) below) which is beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document and is:

      (a)   a Lender:

            (i) which is a bank (as defined for the purpose of section 349 of the Taxes Act) making an advance under a Finance Document; or

            (ii) in respect of an advance made under a Finance Document by a person that was a bank (as defined for the purpose of section 349 of the Taxes Act) at the time that that advance was made,

      and which is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance; or

      (b)   a Lender which is:

            (i) a company resident in the United Kingdom for United Kingdom tax purposes;

            (ii)  a partnership each member of which is:

                  (A)   a company so resident in the United Kingdom; or

                  (B) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits(for the purposes of section 11(2) of the Taxes Act) the whole of any share of interest payable in respect of that advance that falls to it by reason of sections 114 and 115 of the Taxes Act;

            (iii) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (for the purposes of section 11(2) of the Taxes Act) of that company; or

      (c)   a Treaty Lender.

      Tax Confirmation means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

      (a) a company resident in the United Kingdom for United Kingdom tax purposes;

      (b)   a partnership each member of which is:

            (i)   a company so resident in the United Kingdom; or

            (ii) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (for the purposes of section 11(2) of the Taxes Act) the whole of any share of interest payable in respect of that advance that falls to it by reason of sections 114 and 115 of the Taxes Act; or

      (c) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (for the purposes of section 11(2) of the Taxes Act) of that company.

      Tax Credit means a credit against, relief or remission for, or repayment of any Tax.

      Tax Deduction means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

      Tax Payment means the amount by which a payment made by an Obligor to a Finance Party is increased under Clause 15.2 (Tax gross-up) or a payment under Clause 15.3 (Tax indemnity).

      Treaty Lender means a Lender which:

      (a) is treated as a resident of a Treaty State for the purposes of the Treaty;

      (b) does not carry on a business in the United Kingdom through a permanent establishment with which that Lender's participation in the Loans is effectively connected.

      Treaty State means a jurisdiction having a double taxation agreement (a Treaty) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest.

      UK Non-Bank Lender means:

      (a) where a Lender becomes a Party on the day on which this Agreement is entered into, a Lender listed in Part 3 of Schedule 1 (The Original Parties); and

      (b) where a Lender becomes a Party after the day on which this Agreement is entered into, a Lender which gives a Tax Confirmation in the Transfer Certificate which it executes on becoming a Party.

(b) Unless a contrary indication appears, in this Clause 15 a reference to determines or determined means a determination made in the absolute discretion of the person making the determination.

15.2  Tax gross-up

(a) Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b) The Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Borrower and that Obligor.

(c) If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d) An Obligor is not required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction in respect of tax imposed by the United Kingdom from a payment of interest on a Loan, if on the date on which the payment falls due:

      (i) the payment could have been made to the relevant Lender without a Tax Deduction if it was a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or concession of any relevant taxing authority; or

      (ii)  (A)   the relevant Lender is a Qualifying Lender solely under
                  sub-paragraph (i)(B) of the definition of Qualifying Lender;

            (B) the Board of the Inland Revenue has given (and not revoked) a direction (a Direction) under section 349C of the Taxes Act (as that provision has effect on the date on which the relevant Lender became a Party) which relates to that payment and that Lender has received from that Obligor or the Company a certified copy of that Direction; and

            (C) the payment could have been made to the Lender without any Tax Deduction in the absence of that Direction; or

      (iii) the relevant Lender is a Qualifying Lender solely under sub-paragraph (i)(B) of the definition of Qualifying Lender and it has not, other than by reason of any change after the date of this Agreement in (or in the interpretation, administration, or application of) any law, or any published practice or concession of any relevant taxing authority, given a Tax Confirmation to the Company; or

      (iv) the relevant Lender is a Treaty Lender and the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (g) below.

(e) If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(f) Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(g) A Treaty Lender and each Obligor which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

(h) A UK Non-Bank Lender which becomes a Party on the day on which this Agreement is entered into gives a Tax Confirmation to the Borrower by entering into this Agreement.

(i) A UK Non-Bank Lender shall promptly notify the Borrower and the Agent if there is any change in the position from that set out in the Tax Confirmation.

15.3  Tax indemnity

(a) The Borrower shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)   Paragraph (a) above shall not apply:

      (i)   with respect to any Tax assessed on a Finance Party:

            (A) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

            (B) under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

            if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

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      (ii)  to the extent a loss, liability or cost:

            (A) is compensated for by an increased payment under Clause 15.2 (Tax gross-up); or

            (B) would have been compensated for by an increased payment under Clause 15.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in paragraph (d) of Clause 15.2 (Tax gross-up) applied.

(c) A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Borrower.

(d) A Protected Party shall, on receiving a payment from an Obligor under this Clause 15.3, notify the Agent.

(e) Any claim by a Protected Party under this Clause 15.3 shall be made within four months after the later of the date on which the relevant Protected Party first became aware of that Tax and the date on which the consequential loss, liability or cost was incurred by that Protected Party.

15.4  Tax Credit

      If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

      (a) a Tax Credit is attributable either to the circumstances giving rise to the Obligor's obligation to make that Tax Payment, or to that Tax Payment; and

      (b)   that Finance Party has obtained, utilised and retained that Tax
            Credit,

      the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in no worse position in respect of its Tax liabilities as it would have been in had the Obligor not been required to make the Tax Payment.

15.5  Stamp taxes

      The Borrower shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

15.6  Value added tax

(a) All amounts set out, or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, subject to paragraph
      (c) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party).

(b) If VAT is chargeable on any supply made by any Finance Party (the Supplier) to any other Finance Party (the Recipient) under a Finance Document, and any Party (the Relevant Party) is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration), such Party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT. The Recipient will promptly pay to the Relevant Party

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

      an amount equal to any credit or repayment from the relevant tax authority which it reasonably determines relates to the VAT chargeable on that supply.

(c) Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify the Finance Party against all VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that neither it nor any other member of any group of which it is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the VAT.

16.   INCREASED COSTS

16.1  Increased costs

(a) Subject to Clause 16.3 (Exceptions) the Borrower shall, within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b)   In this Agreement Increased Costs means:

      (i) a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

      (ii)  an additional or increased cost; or

      (iii) a reduction of any amount due and payable under any Finance
            Document,

      which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

16.2  Increased cost claims

(a) A Finance Party intending to make a claim pursuant to Clause 16.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Borrower.

(b) Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount and the basis of calculation (to the extent available) of its Increased Costs.

16.3  Exceptions

(a) Clause 16.1 (Increased costs) does not apply to the extent any Increased Cost is:

      (i) attributable to a Tax Deduction required by law to be made by an Obligor;

      (ii) compensated for by Clause 15.3 (Tax indemnity) (or would have been compensated for under Clause 15.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 15.3 (Tax indemnity) applied);

      (iii) compensated for by the payment of the Mandatory Cost; or

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

      (iv) attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation or the negligence of any of them.

(b) In this Clause 16.3, a reference to a Tax Deduction has the same meaning given to the term in Clause 15.1 (Definitions).

17.   OTHER INDEMNITIES

17.1  Currency indemnity

(a) If any sum due from an Obligor under the Finance Documents (a Sum), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the First Currency) in which that Sum is payable into another currency (the Second Currency) for the purpose of:

      (i)   making or filing a claim or proof against that Obligor;

      (ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

      that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and
      (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b) Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

17.2  Other indemnities

      The Borrower shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:

      (a)   the occurrence of any Event of Default;

      (b) a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 30 (Sharing among the Finance Parties);

      (c) funding, or making arrangements to fund, its participation in a Utilisation requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

      (d) a Utilisation (or part of a Utilisation) not being prepaid in accordance with a notice of prepayment given by the Borrower or the Borrower.

17.3  Indemnity to the Agent

      The Borrower shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

      (a)   investigating any event which it reasonably believes is a Default;
            or

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

      (b) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

18.   MITIGATION BY THE LENDERS

18.1  Mitigation

(a) Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any facility ceasing to be available or any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 10.1 (Illegality), Clause 15 (Tax Gross Up and Indemnities), Clause 16 (Increased Costs) or paragraph 3 of Schedule 4 (Mandatory Cost formulae) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b) Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

18.2  Limitation of liability

(a) The Borrower shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 18.1 (Mitigation).

(b) A Finance Party is not obliged to take any steps under Clause 18.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

19.   COSTS AND EXPENSES

19.1  Transaction expenses

      The Borrower shall promptly on demand pay the Agent and the Mandated Lead Arranger the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution and syndication of:

      (a) this Agreement and any other documents referred to in this Agreement; and

      (b) any other Finance Documents executed after the date of this Agreement.

19.2  Amendment costs

      If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 31.9 (Change of currency), the Borrower shall, within three Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.

19.3  Enforcement costs

      The Borrower shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

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

20.   GUARANTEE AND INDEMNITY

20.1  Guarantee and indemnity

      The Guarantor irrevocably and unconditionally:

      (a) guarantees to each Finance Party punctual performance by the Borrower of all the Borrower's obligations under the Finance Documents;

      (b) undertakes with each Finance Party that whenever the Borrower does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

      (c) indemnifies each Finance Party immediately on first demand against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

20.2  Continuing guarantee

      This guarantee is a continuing guarantee, a separate and independent obligation and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

20.3  Reinstatement

      If any payment by an Obligor or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

      (a) the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

      (b) each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

20.4  Waiver of defences

      The obligations of the Guarantor under this Clause 20 will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 20 (without limitation and whether or not known to it or any Finance Party) including:

      (a) any time, waiver or consent granted to, or composition with, any Obligor or other person;

      (b) the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

      (c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

      (d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

      (e) any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including without limitation any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

      (f) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

      (g)   any insolvency or similar proceedings.

      For the avoidance of doubt, this guarantee does not constitute a suretyship (cautionnement) as governed by article 2012 of the Luxemboug civil code.

20.5  Immediate recourse

      The Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Guarantor under this Clause 20. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

20.6  Appropriations

      Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

      (a) refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

      (b) hold in a (market rate) interest-bearing suspense account any moneys received from the Guarantor or on account of the Guarantor's liability under this Clause 20.

20.7  Deferral of Guarantor's rights

      Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, the Guarantor will not exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

      (a)   to be indemnified by an Obligor;

      (b) to claim any contribution from any other guarantor of any Obligor's obligations under the Finance Documents; and/or

      (c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

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

20.8  Additional security

      This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

21.   REPRESENTATIONS

      Each Obligor makes the representations and warranties set out in this Clause 21 to each Finance Party on the date of this Agreement.

21.1  Status

(a) It is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(b) It has the power to own its assets and carry on its business as it is being conducted.

(c)   It is not insolvent.

21.2  Binding obligations

      The obligations expressed to be assumed by it in each Finance Document are, subject to any general principles of law limiting its obligations which are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) or Clause 27 (Changes to the Obligors), legal, valid, binding and enforceable obligations.

21.3  Non-conflict with other obligations

      The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

      (a)   any law or regulation applicable to it;

      (b)   its constitutional documents; or

      (c) any agreement or instrument binding upon it or any of its assets where such conflict is reasonably likely to have a Material Adverse Effect.

21.4  Power and authority

      It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

21.5  Validity and admissibility in evidence

      All Authorisations required:

      (a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

      (b) to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation, have been obtained or effected and are in full force and effect (or in each case will be when required).

21.6  Governing law and enforcement

(a) The choice of English law as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation.

(b) Any judgment obtained in England in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation.

21.7  Deduction of Tax

      To the best of its knowledge and belief but without having made any enquiries, it is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document to a Lender if the Lender is a Qualifying Lender.

21.8  No filing or stamp taxes

      Under the law of its jurisdiction of incorporation it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

21.9  No default

(a) No Default or Event of Default is continuing or would reasonably be expected to result from the making of any Utilisation.

(b) No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of the Group Subsidiaries or to which its (or any of the Group's Subsidiaries') assets are subject which would reasonably be expected to have a Material Adverse Effect.

21.10 Financial statements

(a) Its most recent audited financial statements were prepared in accordance with GAAP consistently applied.

(b) Its most recent audited financial statements fairly and accurately represent its financial condition and operations (consolidated in the case of the Guarantor) as at the end of and for the relevant financial year.

(c) There has been no material adverse change in its assets, operations, business or financial condition (or the business or consolidated financial condition of the Group, in the case of the Guarantor) since the date of the Original Financial Statements.

21.11 Pari passu ranking

      Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other present and future unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

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

21.12 Environmental compliance

      Except for those matters disclosed in writing to the Agent prior to the date of this Agreement and to the best of its knowledge and belief, each member of the Group has duly performed and observed all Environmental Laws and Environmental Permits in each case where failure to do so might reasonably be expected to have a Material Adverse Effect.

21.13 No proceedings pending or threatened

      Except for those matters disclosed in writing to the Agent prior to the date of this Agreement no litigation, arbitration or administrative proceedings (including Environmental Claims) of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against any member of the Group except, in the case of an Environmental Claim, where the relevant Obligor can satisfy the Agent that such claim is frivolous, of no substance or covered by insurance proceeds payable to it or the Group for application in respect of the relevant claim.

21.14 Repetition

      The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on the date of each Utilisation Request and the first day of each Interest Period.

22.   INFORMATION UNDERTAKINGS

      The undertakings in this Clause 22 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

22.1  Financial statements

      The Borrower shall supply to the Agent in sufficient copies for all the
      Lenders:

      (a) as soon as the same become available, but in any event within 180 days after the end of each of its financial years:

            (i)   its audited financial statements for that financial year; and

            (ii) the audited consolidated financial statements of the Guarantor for that financial year; and

      (b) as soon as the same become available, but in any event within 60 days after the end of each quarter of each of its financial years and within 90 days after the end of each of its financial years, the Guarantor's consolidated unaudited quarterly financial statements (including cash flows) for that financial quarter.

22.2  Compliance Certificate

(a) The Borrower shall supply to the Agent, with each set of financial statements delivered pursuant to paragraph (a) or (b) of Clause 22.1 (Financial statements), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 23 (Financial Covenants) as at the date as at which those financial statements were drawn up.

(b) Each Compliance Certificate shall be signed by the chief financial officer or an authorised officer of the Borrower or the Guarantor (as the case may be).

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

22.3  Requirements as to financial statements

(a) Each set of financial statements delivered by the Borrower pursuant to Clause 22.1 (Financial statements) shall be certified by a director or authorised officer of the relevant company as fairly and accurately representing its financial condition as at the date at which those financial statements were drawn up.

(b) Each Obligor shall procure that each set of financial statements delivered pursuant to Clause 22.1(a) (Financial statements) is prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for that Obligor unless, in relation to any set of financial statements, it notifies the Agent that there has been a change in GAAP, the accounting practices or reference periods and the Borrower delivers to the Agent:

      (i) a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which that Obligor's Original Financial Statements were prepared; and

      (ii) sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 23 (Financial Covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and that Obligor's Original Financial Statements.

      Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

(c) If the Borrower notifies the Agent of any change pursuant to paragraph (b) above, the Borrower and the Agent (acting on the instructions of the Majority Lenders) shall enter into negotiations in good faith with a view to agreeing any amendments to this Agreement which are necessary as a result of the change. To the extent practicable these amendments will be such as to ensure that the change does not result in any material alteration in the commercial effect of the obligations in this Agreement. If any amendments are agreed, they shall take effect and be binding on each of the Parties in accordance with their terms.

22.4  Information: miscellaneous

      The Borrower shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

      (a) all documents dispatched by the Obligors to their shareholders (or any class of them) or its creditors generally at the same time as they are dispatched;

      (b) the annual budget (including cash flow projections) for the Borrower;

      (c) promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group where such claim is: (i) reasonably likely to be adversely determined against such member of the Group and (ii) if so determined, is reasonably likely to have a Material Adverse Effect; and

      (d) promptly, such further information regarding the financial condition, business and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request, except to the extent that disclosure of the information would breach any law, regulation, stock exchange requirement or duty of confidentiality binding on the Borrower or relevant member of the Group.

22.5  Notification of default

(a) The Borrower shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b) Promptly upon a request by the Agent (acting reasonably), the Borrower shall supply to the Agent a certificate signed by two of its directors or authorised officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

22.6  Use of websites

(a) The Borrower may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the Website Lenders) who accept this method of communication by posting this information onto an electronic website designated by the Borrower and the Agent (the Designated Website) if:

      (i) the Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

      (ii) both the Borrower and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

      (iii) the information is in a format previously agreed between the Borrower and the Agent.

      If any Lender (a Paper Form Lender) does not agree to the delivery of information electronically then the Agent shall notify the Borrower accordingly and the Borrower shall supply the information to the Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event the Borrower shall supply the Agent with at least one copy in paper form of any information required to be provided by it (other than information required to be delivered pursuant to Clause 22.1(a) (Financial statements).

(b) The Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Borrower and the Agent.

(c) The Borrower shall promptly upon becoming aware of its occurrence notify the Agent if:

      (i)   the Designated Website cannot be accessed due to technical failure;

      (ii)  the password specifications for the Designated Website change;

      (iii) any new information which is required to be provided under this Agreement is posted onto the Designated Website;

      (iv) any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

      (v) the Borrower becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

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      If the Borrower notifies the Agent under paragraph (c)(i) or paragraph
      (c)(v) above, all information to be provided by the Borrower under this Agreement after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d) Any Website Lender may request, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Borrower shall comply with any such request within ten Business Days.

22.7  "Know your customer" checks

(a)   If:

      (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

      (ii) any change in the status of an Obligor after the date of this Agreement; or

      (iii) a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

      obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b) Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

23.   FINANCIAL COVENANTS

23.1  Financial Definitions

      In this Clause:

      Adjusted EBITDA means, in respect of any Relevant Period, EBITDA in respect of such Relevant Period:

      (a) plus, in the case of any company or business that has been acquired during such Relevant Period, the aggregate EBITDA attributable to such company or business for that part of such Relevant Period when it was not a member of the Group; and

      (b) less, in the case of a company or business which has been disposed of during such Relevant Period, the aggregate EBITDA attributable to such company or business for that part of such Relevant Period when it was a member of the Group.

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      Available Resources means:

      (a) commitments under this Facility which are available to be drawn as Loans; and

      (b) Available Cash which is capable of being applied against this Facility.

      Consolidated Net Borrowings means as at the end of each Relevant Period the aggregate amount of (a) all obligations of the Group for or in respect of Financial Indebtedness at such time, less (b) Available Cash at such time, but excluding:

      (i)   any such obligations to any other member of the Group; and

      (ii) Financial Indebtedness of a Project Finance Subsidiary (excluding loans given by one member of the Group to that Project Finance Subsidiary where such loans are of a quasi-equity subordinated nature).

      Consolidated Net Interest means, in respect of any Relevant Period, the aggregate amount of all interest (including, without limitation, (a) the interest element of leasing and hire purchase payments in respect of any lease or hire purchase contract which would in accordance with the Applicable Accounting Principles be treated as a finance or capital lease and (b) amortisation of capitalised interest), commission and other finance payments incurred by the Group where such other finance payments are in accordance with Applicable Accounting Principles treated as "interest" less any interest receivable by any member of the Group on any deposit or bank account but excluding:

      (a) any such amounts in respect of Financial Indebtedness between one member of the Group and any other member of the Group;

      (b) any interest incurred by a Project Finance Subsidiary, except to the extent paid to a member of the Group; and

      (c) any professional fees and upfront fees payable in connection with the raising of Financial Indebtedness.

      Consolidated Operating Profits means, in respect of any period, the total operating profit for continuing operations of the Group (excluding any profits of a Project Finance Subsidiary) all as calculated and interpreted in accordance with Applicable Accounting Principles and before:

      (a)   any provision on account of taxation; and

      (b) any interest, commission, discounts or other fees incurred or payable, received or receivable by any member of the Group in respect of Financial Indebtedness.

      EBITDA means, for any period, Consolidated Operating Profits in respect of such period, before any amount attributable to the amortisation of intangible assets and depreciation of tangible assets during such period.

      Net Profit means, in respect of each financial quarter, the consolidated net profit after tax and interest and the minority interest of any Group Member for that financial quarter, all as calculated and interpreted in accordance with Applicable Accounting Principles.

      Net Worth means, as at any particular time, the aggregate of:

      (a) the amount paid up or credited as paid up on the issued share capital of the Guarantor (other than any shares which are expressed to be redeemable); and

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

      (b) the amount standing to the credit of the consolidated reserves of the Group, less any amount included in the above which is attributable to:

            (i)   goodwill or other intangible assets;

            (ii)  amounts set aside for Tax;

            (iii) minority interests;

            (iv) the amount by which the net book value of any asset has been written up after the date of the Guarantor's latest financial statements (or, in the case of a person becoming a member of the Group after that date, the date on which that person became or becomes a member of the Group) by way of revaluation or on its transfer from one member of the Group to another; and

            (v) any dividend or other distribution declared, recommended or made by any member of the Group,

            but ignoring any variation in the credit or debit balance on the Group consolidated profit and loss account since the date of the then latest audited consolidated balance sheet of the Group except to the extend reflected in any later Group consolidated profit and loss statement delivered to the Agent.

      Relevant Date means the last day of each quarter of each of the Borrower's financial years and the last day of each of its financial years.

      Relevant Period means each period of twelve months ending on a Relevant Date.

23.2  Interpretation

(a) Debt incurred by Project Finance Subsidiaries (PFSs) on a non-recourse basis and related EBITDA from such PFCs will not be included in the calculation of financial covenants but equity injected into such PFCs, which will be available on a full recourse basis, will not be included in determining Net Worth.

(b) Except as provided to the contrary in this Agreement, an accounting term used in this Clause 23 (Financial Covenants) is to be construed in accordance with the principles applied in connection with the Original Financial Statements.

(c) Any amount in a currency other than the Base Currency is to be taken into account at its Base Currency equivalent calculated on the basis of:

      (i) the Facility Agent's spot rate of exchange for the purchase of the relevant currency in the London foreign exchange market with the Base Currency at or about 11.00 a.m. on the day the relevant amount falls to be calculated; or

      (ii) if the amount is to be calculated on the last day of a financial period of the Company, the relevant rates of exchange used by the Company in, or in connection with, its financial statements for that period.

(d) No item must be credited or deducted more than once in any calculation under this Clause.

23.3  Covenants

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

(a) Net Worth will not at any time be less than the aggregate amount of (i) US$180,000,000, plus (ii) fifty per cent. (50%) of all positive Net Profit for each financial quarter falling after 31 May 2004 and on or prior to that Relevant Date, which, for any financial quarter, shall be determined by reference to the quarterly financial statements in respect of that financial quarter delivered to the Agent pursuant to Clause 22.1 (Financial statements);

(b) The ratio of Consolidated Net Borrowings on each Relevant Date to Adjusted EBITDA for the Relevant Period ended on the Relevant Date shall be no greater than 3.0:1.0 except that, to the extent the ratio is higher as a result of Consolidated Net Borrowings being incurred to finance assets under construction which do not generate EBITDA in that construction phase, that ratio shall be no greater than 4.0:1.0 provided that, in any case, that ratio shall not exceed 4.0:1.0 on more than four consecutive Relevant Dates;

(c) The ratio of Consolidated Operating Profit for each Relevant Period ended on a Relevant Date to Consolidated Net Interest for that Relevant Period shall be equal to or greater than 4.0:1.0;

(d) The ratio of Consolidated Net Borrowings to Net Worth shall be no greater than 1.0:1.0; and

(e) The Group must have at all times not less than US$25,000,000 in Available Resources.

24.   GENERAL UNDERTAKINGS

      The undertakings in this Clause 24 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

24.1  Authorisations

      Each Obligor shall promptly:

      (a) obtain, comply with and do all that is necessary to maintain in full force and effect; and

      (b)   supply certified copies to the Agent of,

      any Authorisation required under any law or regulation of its jurisdiction of incorporation to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document.

24.2  Compliance with laws

      Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

24.3  Negative pledge

(a) No Obligor shall (and the Guarantor shall ensure that no other member of the Group, other than a Project Finance Subsidiary, will) create or permit to subsist any Security over any of its assets.

(b) No Obligor shall (and the Guarantor shall ensure that no other member of the Group, other than a Project Finance Subsidiary, will):

      (i) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

      (ii) sell, transfer or otherwise dispose of any of its receivables on recourse terms;

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

      (iii) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

      (iv) enter into any other preferential arrangement having a similar effect,

      in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c)   Paragraphs (a) and (b) above do not apply to:

      (i) any netting or set-off arrangement entered into by any member of the Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

      (ii) any security for costs provided by any member of the Group in order to enable it to continue with court proceedings which are being brought by it or being defended by it in good faith;

      (iii) any retention of title arrangement entered into by any member of the Group in the normal course of its trading activities on the counterparty's standard or usual terms;

      (iv) any security arising by operation of law or which is otherwise incidental to the normal conduct of the business of the Borrower or any other member of the Group, including security arising by operation of law over any vessels owned by a Group member in the ordinary course of business which is not more than 60 days overdue;

      (v) any security created or outstanding with the prior written consent of the Majority Lenders;

      (vi) any security for Taxes either not yet assessed or, if assessed, not yet due or payable or which are contested;

      (vii) any lien for salvage, any ship repairer's or outfitter's possessory lien in each case for a sum not exceeding US$5,000,000 or any lien for general average or for O.I.M.'s, officer's or crew's wages, in each case incurred in the ordinary course of business in respect of amounts which are not more than 60 days overdue;

      (viii)any security in the nature of pre-emption rights in respect of the shares in any joint venture or any other person who is not a member of the Group;

      (ix) any security in favour of the Government of the Republic of Brazil over land, buildings and other assets in Brazil the value of which does not, in aggregate at any time, exceed US$1,000,000;

      (x) any security created in the ordinary course of business over or in respect of motor vehicles, computers and other usual office equipment the value of which does not, in aggregate at any time, exceed US$2,000,000;

      (xi) any security over or affecting any asset acquired by a member of the Group after the date of the agreement if: (A) the security was not created in contemplation of the acquisition of that asset by a member of the Group; (B) the principal amount secured has not been increased in contemplation of, or since the acquisition of, that asset by a member of the Group; and (iii) that security is removed or discharged within 6 months of the date of acquisition of such asset;

      (xii) any security over or affecting any asset of any company which becomes a member of the Group after the date of the agreement, where the security is created prior to the date on which that company becomes a member of the Group, if: (A) the security was not created in contemplation of the acquisition of that company; (B) the principal amount secured has not increased in contemplation of or since the acquisition of that company; and (C) the security is removed or discharged within 6 months of that company becoming a member of the Group; and

      (xiii)in addition to any security subsisting pursuant to paragraphs (i) to (xii) above any other security, provided that the aggregate amount secured by all such security falling within this paragraph
            (xiv) does not at any time exceed US$20,000,000.

24.4  Disposals

(a) No Obligor shall (and the Guarantor shall ensure that no other member of the Group will), enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of the whole or any part of the assets of the Group.

(b) Paragraph (a) above does not apply to any sale, lease, transfer or other disposal:

      (i) the net proceeds of which are applied in prepayment and cancellation of the Facility or reinvested in the business within 12 months of the disposal;

      (ii) made in the ordinary and usual course of business on arm's length commercial terms;

      (iii) of assets in exchange for, or those replaced by, other assets comparable or superior as to type, value and quality;

      (iv) a disposal made by any member of the Group to another member of the Group other than a Project Finance Subsidiary;

      (v)   of cash for a purpose not prohibited under the Finance Documents;

      (vi) of obsolete assets not required for the operation of the businesses of the Group by any member of the Group;

      (vii) made with the prior written consent of the Majority Lenders; and

      (viii)the making of a lawful distribution.

24.5  Merger

      No Obligor shall (and the Guarantor shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger or corporate reconstruction other than:

      (a) with the consent of the Majority Lenders (such consent not to be unreasonably withheld or delayed); or

      (b) with one or more other members of the Group (other than an Obligor or a Project Finance Subsidiary).

24.6  Restriction on Subsidiary Indebtedness

      No member of the Group (excluding the Guarantor and the Borrower) will incur or have outstanding any Financial Indebtedness other than:

      (a) any Financial Indebtedness outstanding from time to time, provided that the maximum aggregate amount of all such indebtedness falling within this paragraph shall not at any time exceed US$25,000,000 (or its equivalent in other currencies);

      (b) any existing bilateral bond obligations (as set out in Schedule 7 (Existing Bilateral Bond Obligations));

      (c) Financial Indebtedness created with the prior written consent of the Majority Lenders;

      (d) any Financial Indebtedness of a Group member owed to any Joint Venture which does not exceed US$30,000,000;

      (e) loans made by one member of the Group to another member of the Group other than a Project Finance Subsidiary;

      (f)   any Financial Indebtedness incurred by a Project Finance Subsidiary;

      (g) any Financial Indebtedness incurred by any company which becomes a member of the Group after the date of the agreement, where such Financial Indebtedness is incurred prior to the date on which that company becomes a member of the Group, if: (i) the Financial Indebtedness was not incurred in contemplation of the acquisition of that company; (ii) the principal amount of such Financial Indebtedness has not been increased in contemplation of or since the acquisition of that company; and (iii) the Financial Indebtedness is repaid and cancelled within three months of that company becoming a member of the Group.

24.7  Loans and Guarantees

      No member of the Group (excluding the Borrower and the Guarantor) shall (and the Guarantor shall ensure that no other member of the Group will) make any loans, grant any credit or other financial accommodation or give any guarantee (except as required by the Finance Documents) to or for the benefit of, or assume any liability of, any other person, other than:

      (a) any loans and guarantees existing at the date of the Agreement or which are permitted under the exceptions to Clause 24.6 above;

      (b) loans, guarantees or credit granted in the ordinary course of trade including the provision of bonding lines, which includes those granted by a Group member; or

      (c) any loans and guarantees given by one member of the Group (i) to or in respect of indebtedness of another member of the Group or (ii) relating to joint venture arrangements to which any member of the Group is party, up to an aggregate maximum amount of US$10,000,000 at any time or (iii) relating to a quasi-equity subordinated investment in a Project Finance Subsidiary; and

      (d) any loans made to an employee (excluding directors) of a member of the Group provided the aggregate amount of all such loans shall not exceed US$3,000,000.

24.8  Insurance

      Each Obligor shall (and the Guarantor shall ensure that each other member of the Group will) maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against such risks and to such extent as, in the judgement of the Borrower (acting reasonably), the Group is required to maintain in order for it to carry on its business.

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

24.9  Pari Passu

      Each Obligor shall ensure that its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

24.10 Hedging

      The Borrower shall implement a hedging policy in accordance with its Treasury Policy.

24.11 NASDAQ

      The Guarantor shall maintain a board of directors and audit committee that meets the requirements of the National Association of Securities Dealers Inc (NASDAQ) applicable to foreign private issuers.

24.12 Change of Business

      The Guarantor shall procure that no substantial change is made to the general nature of the business of the Borrower or the Group from that carried on at the date of this Agreement (except as a result of a permitted disposal) but this shall not prevent any member of the Group engaging in any business which is ancillary or related to the business of the Borrower or the Group carried on at the Effective Date.

25.   EVENTS OF DEFAULT

      Each of the events or circumstances set out in Clause 25 is an Event of Default.

25.1  Non-payment

      An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable unless:

      (a)   its failure to pay is caused by:

            (i)   administrative or technical error; and

            (ii)  payment is made within 3 Business Days of its due date.

25.2  Financial covenants

      Any requirement of Clause 23 (Financial Covenants) is not satisfied.

25.3  Other obligations

(a) An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 25.1 (Non-payment) and Clause 25.2 (Financial covenants)).

(b) No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 10 Business Days of the Agent giving notice to the relevant Obligor or the relevant Obligor becoming aware of the failure to comply.

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

25.4  Misrepresentation

      Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made and, if capable of remedy, in the reasonable opinion of the Agent, is not remedied within 10 Business Days of the Agent giving notice to the relevant Obligor or the relevant Obligor becoming aware of the misrepresentation.

25.5  Cross default

(a) Any Financial Indebtedness of any member of the Group (other than a Project Finance Subsidiary) is not paid when due nor within any originally applicable grace period.

(b) Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c) Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

(d) Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

(e) No Event of Default will occur under this Clause 25.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than US$5,000,000 (or its equivalent in any other currency or currencies).

25.6  Insolvency

(a) Any Obligor or any Material Subsidiary is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b) A moratorium is declared in respect of any indebtedness of any Obligor or any Material Subsidiary.

25.7  Insolvency proceedings

      Any corporate action, legal proceedings or other procedure or step is taken in relation to:

      (a) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor or any Material Subsidiary other than:

            (i) a solvent liquidation or reorganisation of any Material Subsidiary which is not an Obligor;

            (ii) in respect of a winding up petition or any frivolous or vexatious action which is discharged within 28 days;

      (b) by reason of financial difficulties a composition, compromise, assignment or arrangement with any creditor of any Obligor or any Material Subsidiary;

      (c) the appointment of a liquidator (other than in respect of a solvent liquidation of a Material Subsidiary which is not an Obligor), receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any Obligor or any Material Subsidiary or any of its assets; or

      (d) enforcement of any Security over any assets of any Obligor or any Material Subsidiary having an aggregate value of US$5,000,000 or more (or its equivalent in other currencies),

      or any analogous procedure or step is taken in any jurisdiction.

25.8  Creditors' process

      Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of any Obligor or any Material Subsidiary having a Material Adverse Effect.

25.9  Ownership

      The  Borrower ceases to be a wholly owned Subsidiary of the Guarantor.

25.10 Cessation of Business

      A Group Member suspends or ceases (or threatens to suspend or cease) to carry on its business, where such suspension or cessation having a Material Adverse Effect.

25.11 Qualification of financial statements

      The Guarantor's auditors materially and adversely qualify their report on any financial statements delivered to the Agent, in a manner which is material in the context of the Finance Documents.

25.12 Unlawfulness

      It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents.

25.13 Repudiation

      An Obligor repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

25.14 Material adverse change

      An event occurs which has or could reasonably be expected to have a material adverse effect on the ability of the Obligors to satisfy their payment obligations under the Finance Documents.

25.15 Listing

      The Guarantor ceases to remain listed on an exchange or quoted on an automated inter-dealer quotations system in the United States unless it is re-listed or requoted on another exchange or automated inter-dealer quotations system in the United States.

25.16 Acceleration

      On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Lenders, by notice to the Borrower:

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      (a)   cancel the Total Commitments whereupon they shall immediately be cancelled;

      (b) declare that all or part of the Utilisations, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable;

      (c) declare that all or part of the Utilisations be payable on demand, whereupon they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; and/or

      (d) declare that full cash cover in respect of each Guarantee is immediately due and payable whereupon it shall become immediately due and payable

26.   CHANGES TO THE LENDERS

26.1  Assignments and transfers by the Lenders

      Subject to this Clause 26, a Lender (the Existing Lender) may:

      (a)   assign any of its rights; or

      (b)   transfer by novation any of its rights and obligations,

      to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the New Lender).

      The Guarantor expressly accepts and confirms for the purposes of article 1281 of the Luxembourg civil code that, notwithstanding any assignment, transfer and/or novation made pursuant to this Agreement, the guarantee given by it guarantees all obligations of the Borrower (including without limitation, all obligations with respect to all rights and/or obligations so assigned, transferred or novated) and shall be preserved for the benefit of any New Lender.

26.2  Conditions of Assignment or Transfer

(a) The consent of the Borrower is required for an assignment or transfer by an Existing Lender, unless the assignment or transfer is to another Lender or an Affiliate of a Lender or an Event of Default has occurred and is continuing.

(b) The consent of the Borrower to an assignment or transfer must not be unreasonably withheld or delayed. The Borrower will be deemed to have given its consent five Business Days after the Existing Lender has requested it unless consent is expressly refused by the Borrower within that time.

(c) The consent of the Borrower to an assignment or transfer must not be withheld solely because the assignment or transfer may result in an increase to the Mandatory Cost.

(d) The consent of the Issuing Bank is required for any assignment or transfer of any Lender's rights and obligations under this Agreement.

(e)   An assignment will only be effective on:

      (i) receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender; and

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      (ii)  performance by the Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender.

(f) A transfer will only be effective if the procedure set out in Clause 26.5 (Procedure for transfer) is complied with.

(g)   If:

      (i) a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

      (ii) as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 15 (Tax Gross Up and Indemnities) or Clause 16.1 (Increased costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

26.3  Assignment or transfer fee

      The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of US$3,000.

26.4  Limitation of responsibility of Existing Lenders

(a) Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

      (i) the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

      (ii)  the financial condition of any Obligor;

      (iii) the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

      (iv) the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

      and  any representations or warranties implied by law are excluded.

(b) Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

      (i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

      (ii) will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

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(c)   Nothing in any Finance Document obliges an Existing Lender to:

      (i) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 26; or

      (ii) support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

26.5  Procedure for transfer

(a) Subject to the conditions set out in Clause 26.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b) The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c)   On the Transfer Date:

      (i) to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the Discharged Rights and Obligations);

      (ii) each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

      (iii) the Agent, the Mandated Lead Arranger, the Issuing Bank, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Mandated Lead Arranger, the Issuing Bank and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

      (iv)  the New Lender shall become a Party as a Lender.

26.6  Copy of Transfer Certificate to Borrower

      The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate, send to the Borrower a copy of that Transfer Certificate.

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26.7  Disclosure of information

      Any Lender may disclose to any of its Affiliates and any other person:

      (a) to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement for the purpose of that actual or potential assignment or transfer;

      (b) with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or any Obligor for the purpose of that actual or potential sub-participation or transaction;

      (c)   to its professional advisers; or

      (d) to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

      any information about any Obligor, the Group and the Finance Documents as that Lender shall consider appropriate.

26.8  Confidentiality

      Each Finance Party undertakes with each Obligor:

      (a) to keep confidential and not to disclose to anyone any information (including any projections) relating to the Group, any member of the Group or any Finance Document, in whatever form, and including information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information except:

            (i) for any information lawfully obtained from any other source, or that is or becomes public knowledge, other than as a direct or indirect result of any breach of any obligation of confidentiality; or

            (ii)  as permitted by Clause 26.7 (Disclosure of information);

      (b) to ensure that such information is protected with security measures and a degree of care that would apply to that Finance Party's own confidential information;

      (c) to use that information only for the purpose of, or as permitted by, the Finance Documents; and

      (d) to use all reasonable endeavours to ensure that any person to whom that Finance Party passes any such information (unless disclosed under sub-paragraph (d) of Clause 26.7 (Disclosure of information) acknowledges and complies with the provisions of this Clause 26.8 as if that person were also bound by it.

27.   CHANGES TO THE OBLIGORS

27.1  Assignments and transfer by Obligors

      No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

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28.   ROLE OF THE AGENT, MANDATED LEAD ARRANGER AND ISSUING BANK

28.1  Appointment of the Agent

(a) Each other Finance Party appoints the Agent to act as its agent under and in connection with the Finance Documents.

(b) Each other Finance Party authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

28.2  Duties of the Agent

(a) The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(b) Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c) If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Finance Parties.

(d) If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent or the Mandated Lead Arranger) under this Agreement it shall promptly notify the other Finance Parties.

(e) The Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

28.3  Role of the Mandated Lead Arranger

      Except as specifically provided in the Finance Documents, the Mandated Lead Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

28.4  No fiduciary duties

(a) Nothing in this Agreement constitutes the Agent, the Mandated Lead Arranger or the Issuing Bank as a trustee or fiduciary of any other person.

(b) Neither the Agent, the Mandated Lead Arranger nor the Issuing Bank shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

28.5  Business With the Group

      The Agent, the Mandated Lead Arranger and the Issuing Bank may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

28.6  Rights and discretions of the Agent and Issuing Bank

(a)   The Agent and Issuing Bank may rely on:

      (i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

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      (ii)  any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b) The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

      (i) no Default has occurred (unless it has actual knowledge of a Default arising under Clause 25.1 (Non-payment));

      (ii) any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

      (iii) any notice or request made by the Borrower (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors.

(c) The Agent and the Issuing Bank may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d) The Agent and the Issuing Bank may act in relation to the Finance Documents through its personnel and agents.

(e) The Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(f) Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent, the Mandated Lead Arranger or the Issuing Bank is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

28.7  Majority Lenders' instructions

(a) Unless a contrary indication appears in a Finance Document, the Agent shall (i) exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

(b) Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

(c) The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d) In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(e) The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance Document.

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28.8  Responsibility for documentation

      Neither the Agent, the Mandated Lead Arranger nor the Issuing Bank:

      (a) is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the Mandated Lead Arranger, the Issuing Bank, an Obligor or any other person given in or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; or

      (b) is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

28.9  Exclusion of liability

(a) Without limiting paragraph (b) or (c) below (and without prejudice to the provisions of paragraph (e) of Clause 31.10 (Disruption to Payment Systems etc.), neither the Agent nor the Issuing Bank will be liable (including, without limitation, for negligence or any other category of liability whatsoever) for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(b) The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(c) No Party (other than the Issuing Bank) may take any proceedings against any officer, employee or agent of the Issuing Bank in respect of any claim it might have against the Issuing Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document.

(d) Nothing in this Agreement shall oblige the Agent or the Mandated Lead Arranger to carry out any "know your customer" or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Agent and the Mandated Lead Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or the Mandated Lead Arranger.

28.10 Lenders' indemnity to the Agent

      Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the Agent's gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 31.10 (Disruption to Payment Systems etc.) notwithstanding the Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

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28.11 Resignation of the Agent

(a) The Agent may resign and appoint one of its Affiliates acting through an office in the United Kingdom as successor by giving notice to the other Finance Parties and the Borrower.

(b) Alternatively the Agent may resign by giving notice to the other Finance Parties and the Borrower, in which case the Majority Lenders (with the consent of the Borrower, such consent not to be unreasonably withheld or delayed) may appoint a successor Agent.

(c) If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the Agent (with the consent of the Borrower, such consent not to be unreasonably withheld or delayed) may appoint a successor Agent (acting through an office in the United Kingdom).

(d) The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(e) The Agent's resignation notice shall only take effect upon the appointment of a successor.

(f) Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 28. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g) After consultation with the Borrower, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with paragraph
      (b) above. In this event, the Agent shall resign in accordance with paragraph (b) above.

28.12 Confidentiality

(a) In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b) If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

28.13 Relationship with the Lenders

(a) The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b) Each Lender shall supply the Agent with any information required by the Agent in order to calculate the Mandatory Cost in accordance with
      Schedule 4 (Mandatory Cost formulae).

28.14 Credit appraisal by the Lenders

      Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent, the Mandated Lead Arranger and the Issuing Bank that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

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      (a)   the financial condition, status and nature of each member of the
            Group;

      (b) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

      (c) whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

      (d) the adequacy, accuracy and/or completeness of any information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

28.15 Reference Banks

      If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Agent shall (with the consent of the Borrower, such consent not to be unreasonably withheld or delayed) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

28.16 Deduction from amounts payable by the Agent

      If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

29.   CONDUCT OF BUSINESS BY THE FINANCE PARTIES

      No provision of this Agreement will:

      (a) interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

      (b) oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

      (c) oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

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30.   SHARING AMONG THE FINANCE PARTIES

30.1  Payments to Finance Parties

      If a Finance Party (a Recovering Finance Party) receives or recovers any amount from an Obligor other than in accordance with Clause 31 (Payment Mechanics) and applies that amount to a payment due under the Finance Documents then:

      (a) the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

      (b) the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 31 (Payment Mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

      (c) the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the Sharing Payment) equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 31.5 (Partial payments).

30.2  Redistribution of payments

      The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 31.5 (Partial payments).

30.3  Recovering Finance Party's rights

(a) On a distribution by the Agent under Clause 30.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

(b) If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

30.4  Reversal of redistribution

      If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

      (a) each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 30.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

      (b) that Recovering Finance Party's rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Lender for the amount so reimbursed.

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30.5  EXCEPTIONS

(a) This Clause 30 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

(b) A Recovering Finance Party is not obliged to share with any other Lender any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

      (i) it notified that other Finance Party of the legal or arbitration proceedings; and

      (ii) that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

31.   PAYMENT MECHANICS

31.1  Payments to the Agent

(a) On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b) Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

31.2  Distributions by the Agent

      Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 31.3 (Distributions to an Obligor) and Clause 31.4 (Clawback) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days' notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

31.3  Distributions to an Obligor

      The Agent may (with the consent of the Obligor or in accordance with Clause 32 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

31.4  Clawback

(a) Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

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(b)   If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

31.5  Partial payments

(a) If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

      (i) first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent and the Issuing Bank under the Finance Documents;

      (ii) secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

      (iii) thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement and any amount due but unpaid under Clauses 7.3 (Claims under a Guarantee) and 7.4 (Indemnities); and

      (iv) fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b) The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c) Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

31.6  No set-off by Obligors

      All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

31.7  Business Days

(a) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b) During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

31.8  Currency of account

(a) Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b) A repayment of a Utilisation or Unpaid Sum or a part of a Utilisation or Unpaid Sum shall be made in the currency in which that Utilisation or Unpaid Sum is denominated on its due date.

(c) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e) Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

31.9  Change of currency

(a) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

      (i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (acting reasonably and after consultation with the Borrower); and

      (ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably and after consultation with the Borrower).

(b) If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

31.10 Disruption to Payment Systems etc.

      If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Borrower that a Disruption Event has occurred:

      (a) the Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facility as the Agent may deem necessary in the circumstances;

      (b) the Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in paragraph (a) if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

      (c) the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

      (d) any such changes agreed upon by the Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 37 (Amendments and Waivers);

      (e) the Agent shall not be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 31.10; and

      (f) the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

32.   SET-OFF

      A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. That Finance Party shall promptly notify that Obligor of any set-off or conversion.

33.   NOTICES

33.1  Communications in writing

      Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

33.2  Addresses

      The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

      (a)   in the case of the Borrower:

            Address:   Acergy Treasury Limited
                       Dolphin House
                       Windmill Road
                       Sunbury-on-Thames
                       Middlesex
                       TW16 7HT
                       England

            Fax:       +44 1932 773 701

            Attention: David Rooke

      (b)   in the case of the Guarantor:

            Address:   Acergy S.A.
                       c/o Acergy M.S. Limited
                       Dolphin House
                       Windmill Road
                       Sunbury-on-Thames
                       Middlesex
                       TW16 7HT
                       England

            Fax:       +44 1932 773 701

            Attention: General Counsel

      (c) in the case of each Lender or any Obligor, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

      (d)   in the case of the Issuing Bank or Agent:

            DnB NOR Bank ASA
            N-0021 Oslo
            Norway

            Fax:       +47 22 48 2894

            Attention: Client Service Shipping,

      or any substitute address or fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days' notice.

33.3  Delivery

(a) Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

      (i)   if by way of fax, when received in legible form; or

      (ii) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

      and, if a particular department or officer is specified as part of its address details provided under Clause 33.2 (Addresses), if addressed to that department or officer.

(b) Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent's signature below (or any substitute department or officer as the Agent shall specify for this purpose).

(c)   All notices from or to an Obligor shall be sent through the Agent.

(d) Any communication or document made or delivered to the Borrower in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

33.4  Notification of address and fax number

      Promptly upon receipt of notification of an address or fax number or change of address or fax number pursuant to Clause 33.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

33.5  Electronic communication

(a) Any communication to be made between the Agent and a Lender under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Agent and the relevant Lender:

      (i) agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

      (ii) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

      (iii) notify each other of any change to their address or any other such information supplied by them.

(b) Any electronic communication made between the Agent and a Lender will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender to the Agent only if it is addressed in such a manner as the Agent shall specify for this purpose.

33.6  English language

(a) Any notice given under or in connection with any Finance Document must be in English.

(b) All other documents provided under or in connection with any Finance Document must be:

      (i)   in English; or

      (ii) if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

34.   CALCULATIONS AND CERTIFICATES

34.1  Accounts

      In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

34.2  Certificates and Determinations

      Any certification or determination by a Finance Party of a rate or amount under any Finance Document shall set out the basis of calculation in reasonable detail and is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

34.3  Day count convention

      Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

35.   PARTIAL INVALIDITY

      If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

36.   REMEDIES AND WAIVERS

      No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

37.   AMENDMENTS AND WAIVERS

37.1  Required consents

(a) Subject to Clause 37.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.

(b) The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

37.2  Exceptions

(a) An amendment or waiver that has the effect of changing or which relates to:

      (i)   the definition of "Majority Lenders" in Clause 1.1 (Definitions);

      (ii) an extension to the date of payment of any amount or by which any Guarantee may be issued under the Finance Documents;

      (iii) a reduction in the Margin or Guarantee Fee or a reduction in the amount of any payment of principal, interest, fees or commission payable;

      (iv)  an increase in or an extension of any Commitment;

      (v) any provision which expressly requires the consent of all the Lenders;

      (vi) the release of an Obligor from any guarantee given under any Finance Document otherwise than in accordance with the express terms of that Finance Document;

      (vii) Clause 2.4 (Finance Parties' rights and obligations), Clause 26 (Changes to the Lenders) or this Clause 37 (Amendments and Waivers); or

      (viii)any change of the currency in which any amount is payable under or pursuant to any Finance Document,

      shall not be made without the prior consent of all the Lenders.

(b) An amendment or waiver which relates to the rights or obligations of the Agent, the Mandated Lead Arranger or the Issuing Bank may not be effected without the consent of the respective Agent, the Mandated Lead Arranger or Issuing Bank.

38.   COUNTERPARTS

      Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

39.   GOVERNING LAW

      This Agreement is governed by English law.

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

40.   ENFORCEMENT

40.1  Jurisdiction

(a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a Dispute).

(b) The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c) This Clause 40.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

40.2  Service of process

      Without prejudice to any other mode of service allowed under any relevant law, the Guarantor:

      (a) irrevocably appoints the Borrower as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

      (b) agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

                                   SCHEDULE 1

                                   THE PARTIES

                                     PART 1

                                  THE OBLIGORS

Name of Borrower                    Registration number (or equivalent, if any)


Acergy Treasury Limited             00974791


Name of Guarantor                   Registration number (or equivalent, if any)


Acergy S.A.                         R.C.S. Luxembourg B.43172

                                     PART 2

              THE ORIGINAL LENDERS- OTHER THAN UK-NON BANK LENDERS

Name of Original Lender                              Commitment (US$)

DnB Nor Bank ASA                                     93,333,333.33

ING Bank N.V.                                        90,000,000.00

NIBC Bank N.V.                                       51,666,666.67

Natexis Banques Populaires                           51,666,666.67

Barclays Bank Plc                                    25,000,000.00

Bayerische Hypo-und Vereinsbank AG                   28,333,333.33

Calyon                                               40,000,000.00

Skandinaviska Enskilda Banken AB                     20,000,000.00

Total                                                400,000,000.00

                                     PART 3

                    THE ORIGINAL LENDERS- UK NON-BANK LENDERS

                                   SCHEDULE 2

                              CONDITIONS PRECEDENT

          [Historic-original conditions precedent have been satisfied]

                                   SCHEDULE 3

                               UTILISATION REQUEST

                                     PART 1

                                      LOANS

From: Acergy Treasury Limited

To:   DnB Nor Bank ASA

Att:  Credit Administration

                                                               Dated: [        ]

Dear Sirs

     Acergy Treasury Limited - US$400,000,000 Revolving Credit and Guarantee Facility Agreement dated 8 November 2004 (as amended and restated on [ ]
                              2006) (the Agreement)

1. We refer to the Agreement. This is a Utilisation Request for a Loan. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.    We wish to borrow a Loan on the following terms:

      Proposed Utilisation Date:      [   ] (or, if that is not a Business
                                      Day, the next Business Day)
      Currency of Loan:               [   ]
      Amount:                         [   ] or, if less, the Available Facility
      Interest Period:                [   ]
                                      [   ]

3. We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4.    The proceeds of this Loan should be credited to [account].

5.    This Utilisation Request is irrevocable.

Yours faithfully



------------------------------
authorised signatory for
Acergy Treasury Limited

                                     PART 2

                                   GUARANTEES

From:  Acergy Treasury Limited

To:    DnB NOR Bank ASA

Att:   Credit Administration

Acergy Treasury Limited - US$400,000,000 Revolving Credit and Guarantee Facility
    Agreement dated 8 November 2004 (as amended and restated on [ ] 2006 (the
                                   Agreement)

1. We refer to the Agreement. This is a Utilisation Request for a Guarantee. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.    We wish to request that a Guarantee is issued on the following terms:

      (a)    Type of Guarantee                  [            ]
                                                (e.g.  bid,  performance,
                                                advance  payment, customs,
                                                counter guarantee etc.)

      (b)    Wording of Guarantee               In the form of the attached
                                                Guarantee or as otherwise
                                                agreed in writing between the
                                                Borrower and the Issuing Bank.
                                                [Bank  Guarantees in excess of
                                                USD 10,000,000 to be approved by
                                                the Majority Lenders].

      (c)    Delivery instructions              [            ]
                                                (e.g. Guarantee Beneficiary,
                                                Borrower, etc.)

      (d)    Amount                             [            ]
                                                (In figures, words and currency)

      (e)    Name and address of beneficiary:   [            ]

      (f)    (i)    Start date:                 [            ]
             (ii)   Period of Guarantee:        [            ]
             (iii)  Expiry date or event        [            ]
                    (if applicable)

      (g)    Details of Tender/Order/Contract:
             Date:                              [            ]
             Reference Number:                  [            ]
             Brief description of services:     [            ]

3. We confirm that each condition specified in clause 4.2 (Further conditions precedents) is satisfied on the date of this Utilisation Request.

4.    This Utilisation Request is irrevocable.

Yours faithfully


----------------------------------
authorised signatory for
Acergy Treasury Limited

                                   SCHEDULE 4

                             MANDATORY COST FORMULAE

1. The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2. On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the Additional Cost Rate) for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant
      Loan) and will be expressed as a percentage rate per annum.

3. The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Agent. This percentage will be certified by that Lender in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender's participation in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4. The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

      (a)  in relation to a sterling Loan:

           AB+C(B-D)+Ex0.01
           ----------------- per cent. per annum
              100-(A+C)

      (b)  in relation to a Loan in any currency other than sterling:

           Ex0.01
           ------ per cent. per annum.
            300

      Where:

      A is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

      B is the percentage rate of interest (excluding the Margin and the Mandatory Cost and, if the Loan is an Unpaid Sum, the additional rate of interest specified in paragraph (a) of Clause 11.3 (Default interest)) payable for the relevant Interest Period on the Loan.

      C is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

      D is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

      E is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Agent pursuant to paragraph 7 below and expressed in pounds per (pound)1,000,000.

5.    For the purposes of this Schedule:

      (a) Eligible Liabilities and Special Deposits have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

      (b) Fees Rules means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

      (c) Fee Tariffs means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

      (d) Tariff Base has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6. In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7. If requested by the Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per (pound)1,000,000 of the Tariff Base of that Reference Bank.

8. Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

      (a)   the jurisdiction of its Facility Office; and

      (b) any other information that the Agent may reasonably require for such purpose.

      Each Lender shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

9. The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10. The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11. The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12. Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

13. The Agent may from time to time, after consultation with the Borrower and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

                                   SCHEDULE 5

                          FORM OF TRANSFER CERTIFICATE

To:   DnB Nor Bank ASA as Agent

From: [The Existing Lender] (the Existing Lender) and [The New Lender]
      (the New Lender)

                                                               Dated: [        ]

Acergy Treasury Limited - US$400,000,000 Revolving Credit and Guarantee Facility
      Agreement dated 8 November 2004 (as amended and restated on [ ] 2006)
                                 (the Agreement)

1. We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.    We refer to Clause 26.5 (Procedure for transfer):

      (a) The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 26.5 (Procedure for transfer).

      (b)   The proposed Transfer Date is [     ].

      (c) The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 33.2 (Addresses) are set out in the Schedule.

3. The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 26.4 (Limitation of responsibility of Existing Lenders).

            (i)

[4.] This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

[5.]  This Transfer Certificate is governed by English law.

                                  THE SCHEDULE

               COMMITMENT/RIGHTS AND OBLIGATIONS TO BE TRANSFERRED

                            [insert relevant details]
         [Facility Office address, fax number and attention details for notices and account details for payments,]


Loan Commitment                         [             ]
Loan Participation                      [             ]
Guarantee Commitment                    [             ]
Guarantee Participation                 [             ]

[Existing Lender]                [New Lender]

By:                              By:


This Transfer Certificate is accepted by the Agent and the Transfer Date
is confirmed as [       ].

DnB Nor Bank ASA

By:

                                   SCHEDULE 6

                         FORM OF COMPLIANCE CERTIFICATE

To:   DnB Nor Bank ASA as Agent

From: [Borrower]

                                                               Dated: [        ]

Dear Sirs

     Acergy Treasury Limited - US$400,000,000 Revolving Credit and Guarantee Facility Agreement dated 8 November 2004 (as amended and restated on [ ] 2006)
                                 (the Agreement)

1. We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.    We confirm that: [Insert details of covenants to be certified]

3.    [We confirm that no Default is continuing.](*)


Signed:
        ----------------------------------------
        Chief Financial Officer/Authorised Officer of [Borrower]

----------
(*) If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

                                   SCHEDULE 7

                       EXISTING BILATERAL BOND OBLIGATIONS

ISSUER/ACERGY
REFERENCE             PROJECT                                                EXPIRY DATE     CCY AMOUNT     CCY       USD EQUIVALENT
-------------------   --------------------------------------------   -------------------   -------------   -----   -----------------
AIG
TR-GU-1995-06         Insurance                                              31 May 2007       15,000.00    USD            15,000.00
AIG Total:                                               15,000.00

American Casualty
  Co of Reading
TR-GU-2004-24A        US Customs International Carrier Bond                  31 May 2007       50,000.00    USD            50,000.00
American Casualty
  Co of Reading
   Total:                                                50,000.00

AON
TR-GU-2000-23                                                             30 August 2006      350,000.00    USD           350,000.00
TR-GU-2003-31         Customs                                            10 January 2007       50,000.00    USD            50,000.00
AON Total:                                              400,000.00

Asuransi Takaful
  Umum
TR-GU-2004-38         Betara Complex Development                        18 November 2006      328,219.00    USD           328,219.00
TR-GU-2004-51B        Subsea Operations Support Services STC-0145A     26 September 2006      541,200.00    USD           541,200.00
TR-GU-2004-53B        Diving Inspection Services                        15 November 2006        6,634.00    USD             6,634.00
TR-GU-2004-53C        Diving Inspection Services (OPJ-0092)             15 November 2006        2,517.00    USD             2,517.00
TR-GU-2005-22         Saturation Diving & ROV Sevices ENG-0057              30 July 2006       60,177.00    USD            60,177.00
TR-GU-2005-34         Site Survey and Navigation Services                   16 July 2008      275,000.00    USD           275,000.00
TR-GU-2005-62         DS/0529-05 ENC Underwater Work Services             11 August 2007       79,968.00    USD            79,968.00
TR-GU-2006-01A        Kerisi Field Development Project                       1 July 2008      554,990.00    USD           554,990.00
TR-GU-2006-28         Gas Pipelines WNTS (CS-12910005)                    2 October 2006       80,000.00    USD            80,000.00
Asuransi Takaful
  Umum Total:                                         1,928,705.00

BNP Paribas
TR-GU-1989-01         TL Offshore Resak                                 31 December 2003      116,898.00    INR             2,536.02
TR-GU-1989-03         TL Offshore Resak                                 31 December 2003      204,409.00    EUR           258,781.79

                                       89
                                                                  21 August 2006

ISSUER/ACERGY
REFERENCE             PROJECT                                                EXPIRY DATE     CCY AMOUNT     CCY       USD EQUIVALENT
-------------------   --------------------------------------------   -------------------   -------------   -----   -----------------
TR-GU-1989-04         TL Offshore Resak                                 31 December 2003      275,229.00    EUR          348,439.91
TR-GU-1989-05         TL Offshore Resak                                 31 December 2003      444,926.00    USD          444,926.00
TR-GU-1991-01         Tax warranty                                      31 December 2003    4,257,500.00    INR           92,363.48
TR-GU-1991-02         Tax warranty                                      31 December 2003   14,580,721.00    INR          316,318.54
TR-GU-1991-03         Tax warranty                                      31 December 2003   27,737,468.00    INR          601,744.95
TR-GU-1994-01                                                           31 December 2003       30,500.00    TND           22,953.04
TR-GU-1994-02                                                           31 December 2003      114,000.00    TND           85,791.68
TR-GU-1995-01                                                           31 December 2003       29,458.00    TND           22,168.87
TR-GU-1995-02                                                           31 December 2003       48,940.00    EUR           61,958.04
TR-GU-2000-26         Juge d'instruction de Cadix                       31 December 2003       18,030.00    EUR           22,825.98
BNP Paribas Total:                                    2,280,808.31

Calyon
TR-GU-2005-73         Afmed new offices Suresnes                             1 July 2015    2,182,700.00    EUR        2,763,298.20
Calyon Total:                                         2,763,298.20

CCF
TR-GU-2002-20         Erha                                              31 December 2006   10,313,674.00    USD       10,313,674.00
CCF Total:                                           10,313,674.00

CIC
TR-GU-2002-20         Erha                                              31 December 2006    5,024,610.00    USD        5,024,610.00
CIC Total:                                            5,024,610.00

Citibank NA
TR-GU-2003-10         1998 tax claim                                       12 April 2006      532,299.00    SAR          141,908.52
TR-GU-2003-35B        No 306-058/DKE/650-Tunu Pipeline Network UHB         17 April 2006      843,661.00    USD          843,661.00
                         Repair (UHB #16, 7, 8, 15, 11 & 17)
TR-GU-2003-57         CS70-11385 Rig positioning & hazard survey           14 April 2006       18,071.00    USD           18,071.00
                         services

Citibank NA Total:                                    1,003,640.52

Credit du Nord
TR-GU-1989-01         TL Offshore Resak                                 31 December 2003       58,449.00    INR            1,268.01

                                       90
                                                                  21 August 2006

ISSUER/ACERGY
REFERENCE             PROJECT                                                EXPIRY DATE     CCY AMOUNT     CCY       USD EQUIVALENT
-------------------   --------------------------------------------   -------------------   -------------   -----   -----------------
TR-GU-1989-03         TL Offshore Resak                                 31 December 2003      120,205.00    EUR           152,179.53
TR-GU-1989-04         TL Offshore Resak                                 31 December 2003      137,614.00    EUR           174,219.32
TR-GU-1989-05         TL Offshore Resak                                 31 December 2003      222,463.00    USD           222,463.00
Credit du Nord
  Total:                                                550,129.86

Credit Lyonnais
TR-GU-1989-01         TL Offshore Resak                                 31 December 2003      107,157.00    INR             2,324.70
TR-GU-1989-02         TL Offshore Resak                                 31 December 2003       22,000.00    USD            22,000.00
TR-GU-1989-03         TL Offshore Resak                                 31 December 2003      220,375.00    EUR           278,994.75
TR-GU-1989-04         TL Offshore Resak                                 31 December 2003      252,293.00    EUR           319,402.94
TR-GU-1989-05         TL Offshore Resak                                 31 December 2003      407,849.00    USD           407,849.00
TR-GU-1996-03         Gabon Customs Duties                                  30 June 2003      457,347.00    EUR           579,001.30
TR-GU-2000-11         Globestar vs Malle Holdings Ltd                   15 November 2006    1,780,000.00    USD         1,780,000.00
TR-GU-2001-79         Cheveron Pipeline Inspection                          30 June 2003      133,628.00    USD           133,628.00
TR-GU-2002-08         Nanterre Office                                    30 October 2007    1,635,721.00    EUR         2,070,822.79
TR-GU-2001-73         Girassol                                             31 March 2003    5,396,695.00    EUR         6,832,215.87
TR-GU-2002-03A        Kizomba - Outside                                  14 October 2006      111,500.00    USD           111,500.00
TR-GU-2002-03B        Kizomba - Inside                                    1 October 2006      528,112.00    USD           528,112.00
Credit Lyonnais
  Total:                                             13,065,851.34

Den norske Bank
  ASA
TR-GU-2002-20         Erha                                              31 December 2006    4,107,032.00    USD         4,107,032.00
Den norske Bank
  ASA Total:                                          4,107,032.00


Hong Kong &
  Shanghai Banking
   Corporation
    Jakarta
TR-GU-2005-68         Diving Services                                    20 January 2009      108,409.00    USD           108,409.00
Hong Kong &
  Shanghai Banking
   Corporation
    Jakarta Total:                                      108,409.00

HSBC Bank plc
TR-GU-1999-01         Court Order                                          31 March 2007   67,475,090.00    INR         1,463,824.84
TR-GU-2000-19         Deferment payment                                 31 December 2006       10,000.00    GBP            18,324.00
HSBC Bank plc
  Total:                                              1,482,148.84

                                       91
                                                                  21 August 2006

ISSUER/ACERGY
REFERENCE             PROJECT                                                EXPIRY DATE     CCY AMOUNT     CCY       USD EQUIVALENT
-------------------   --------------------------------------------   -------------------   -------------   -----   -----------------
Natexis Banque
  Popularies
TR-GU-1989-01         TL Offshore Resak                                 31 December 2003       97,415.00    INR             2,113.35
TR-GU-1989-02         TL Offshore Resak                                 31 December 2003       20,000.00    USD            20,000.00
TR-GU-1989-03         TL Offshore Resak                                 31 December 2003      200,341.00    EUR           253,631.71
TR-GU-1989-04         TL Offshore Resak                                 31 December 2003      229,357.00    EUR           290,365.96
TR-GU-1989-05         TL Offshore Resak                                 31 December 2003      370,772.00    USD           370,772.00
TR-GU-2000-50B        BEA (Algerian Bank)                               31 December 2000        1,384.00    EUR             1,752.14
TR-GU-2002-20         Erha                                              31 December 2006    7,000,000.00    USD         7,000,000.00
TR-GU-2001-33C        Cracker 4                                              6 July 2004       68,373.00    EUR            86,560.22
TR-GU-2001-50         Limbe Refinery - Cameroon                             31 July 2004       30,109.00    EUR            38,117.99
Natexis Banque
  Popularies Total:                                   8,063,313.37


Societe General
TR-GU-1989-01         TL Offshore Resak                                 31 December 2003      107,157.00    INR             2,324.70
TR-GU-1989-03         TL Offshore Resak                                 31 December 2003      220,375.00    EUR           278,994.75
TR-GU-1989-04         TL Offshore Resak                                 31 December 2003      252,293.00    EUR           319,402.94
TR-GU-1989-05         TL Offshore Resak                                 31 December 2003      407,849.00    USD           407,849.00
TR-GU-2000-50A        BEA (Algerian Bank)                               31 December 2000        1,695.00    EUR             2,145.87
TR-GU-1998-11         Jotun                                             31 December 2003      130,958.00    NOK            21,018.18
TR-GU-1998-12         Jotun                                             31 December 2003      303,669.00    GBP           556,443.08
TR-GU-1999-12         Engineering at Roissy                                31 March 2004    1,418,425.00    EUR         1,795,726.05
Societe General
  Total:                                              3,383,904.56

Western Surety
  Company
TR-GU-2004-32         Notary Bond                                       31 December 2006        5,000.00    USD             5,000.00
TR-GU-2004-33         Notary Bond                                        2 February 2009       10,000.00    USD            10,000.00
Western Surety
  Company Total:                                         15,000.00

                                       92
                                                                  21 August 2006

                                  SCHEDULE 8

                                   TIMETABLE

Delivery of a duly  completed  Utilisation       9 a.m. U-3
Request  (Clause 5.1 (Delivery of a
Utilisation  Request)  and Clause 6.1
(Delivery of a Utilisation Request for Guarantees)

Agent  determines (in relation to a              U-3
Utilisation) the Base Currency Amount of the Utilisation, if required under Clause 5.4
(Lenders' participation) and Clause 6.5
(Issue of Guarantees) and notifies the
Lenders of the Loan in accordance with
Clause 5.4 (Lenders'  participation) and
Clause 6.5 (Issue of Guarantees)

Agent receives a notification from a Lender      8 a.m. U-2
under Clause 8.2 (Unavailability of a
currency)

Agent gives notice in accordance with            9 a.m. U-2
Clause 8.2 (Unavailability of a currency)

LIBOR, EURIBOR or NIBOR is fixed                 Quotation Day as of
                                                 11.00 a.m.
Where:

U= Utilisation Date

The number indicates the number of Business Days prior to the Utilisation Date that an action is due

                                  SIGNATORIES

BORROWER

EXECUTED as a DEED                        )
By ACERGY TREASURY LIMITED                )       /s/ JOHAN RASMUSSEN
acting by:                                )
Director                                  )       /s/ DAVID ROOKE
Director/Secretary                        )


GUARANTOR

EXECUTED as a DEED                        )
By ACERGY S.A.                            )       /s/ JOHAN RASMUSSEN
acting by:                                )
Director                                  )       /s/ DAVID ROOKE
Director/Secretary                        )



MANDATED LEAD ARRANGER

EXECUTED as a DEED                        )
By DNB BANK ASA                           )       /s/ HANS-CHRISTER ELOWSSON
acting by:                                )


EXECUTED as a DEED                        )       /s/ CORNELIE GOEDHUIS
By ING BANK N.V.                          )
acting by:                                )       /s/ BRAM WIJNEN


EXECUTED as a DEED                        )       /s/ SASKIA HOVERS
By NIBC BANK N.V.                         )
acting by:                                )       /s/ JAN VAN NIEUWENHUIZEN


EXECUTED as a DEED                        )       /s/ JEAN-CHRISTOPHE BRUN
By NATEXIS BANQUES POPULAIRES             )
acting by:                                )       /s/ OLIVIER MENARD

ORIGINAL LENDERS


EXECUTED as a DEED                        )
By DNB NOR BANK ASA                       )       /s/ HANS-CHRISTER ELOWSSON
acting by:                                )


EXECUTED as a DEED                        )       /s/ CORNELIE GOEDHUIS
By ING BANK N.V.                          )
acting by:                                )       /s/ BRAM WIJNEN


EXECUTED as a DEED                        )       /s/ SASKIA HOVERS
By NIBC BANK N.V.                         )
acting by:                                )       /s/ JAN VAN NIEUWENHUIZEN


EXECUTED as a DEED                        )       /s/ OLIVIER MENARD
By NATEXIS BANQUES POPULAIRES             )
acting by:                                )       /s/ JEAN-CHRISTOPHE BRUN


EXECUTED as a DEED                        )
By BARCLAYS BANK PLC                      )       /s/ KENDAL MILNE
acting by:                                )


EXECUTED as a DEED                        )       /s/ MICHAEL TOLILA
By CALYON                                 )
acting by:                                )       /s/ VALERIE LAUVEAU


EXECUTED as a DEED                        )       /s/ FINN SLETTI
By SKANDINAVISKA ENSKILDA BANKEN AB       )
acting by:                                )       /s/ PETER LOHK


EXECUTED as a DEED                        )       /s/ STEPHEN SOMITSCH
By BAYERISCHE HYPO- UND VEREINSBANK AG    )
acting by:                                )       /s/ PETER ISECKE


AGENT

EXECUTED as a DEED                        )
By DNB NOR BANK ASA                       )       /s/ HANS-CHRISTER ELOWSSON
acting by:                                )

SECURITY TRUSTEE

EXECUTED as a DEED                        )
By DNB NOR BANK ASA                       )       /s/ HANS-CHRISTER ELOWSSON
acting by:                                )


ISSUING BANK

EXECUTED as a DEED                        )
By DNB NOR BANK ASA                       )       /s/ HANS-CHRISTER ELOWSSON
acting by:                                )